   As filed with the Securities and Exchange Commission on December 8, 1998
                       SEC Registration No. 33-________

--------------------------------------------------------------------------------

                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549
                                   FORM SB-2

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                        ELDORADO ARTESIAN SPRINGS, INC.
                  ------------------------------------------
                (Name of small business issuer in its charter)

         Colorado                        2086                    84-0907853
  ----------------------            --------------           ------------------
(State or jurisdiction of      (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

        P.O. Box 445, Eldorado Springs, Colorado  80025  (303)499-1316
        --------------------------------------------------------------
             (Address and telephone number of principal executive
                    offices and principal place of business)

                               Douglas A. Larson
                        Eldorado Artesian Springs, Inc.
                                 P.O. Box 445
                       Eldorado Springs, Colorado  80025

                                (303) 499-1316
           ---------------------------------------------------------
           (Name, address and telephone number of agent for service)

                                  Copies to:
                                  ----------
  Laurie P. Glasscock, Esq.                       Peter B. Shaeffer
Chrisman, Bynum & Johnson, P.C.                       Suite 1424
    1900 Fifteenth Street                       135 South LaSalle Street
     Boulder, CO 80302                            Chicago, IL 60603
      (303) 546-1300                                (312) 782-5306

--------------------------------------------------------------------------------

               Approximate date of proposed sale to the public:
  As soon as practicable after the Registration Statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. [ ]            ----------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
Title of each class of    Amount to be          Proposed maximum    Proposed maximum    Amount of
securities to be          registered            offering price      aggregate           registration fee
registered                                      per share           offering price
--------------------------------------------------------------------------------------------------------

Common Stock,             805,000 shares /1/    $6.00 /2/           $4,830,000          $1,342.74
$0.001 par value
--------------------------------------------------------------------------------------------------------

/1/ Includes 105,000 shares issuable upon exercise of the Underwriter's over-allotment option.
/2/ The proposed maximum offering price per share and the proposed maximum aggregate offering price are calculated solely for the purpose of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933. These amounts are determined using a price of $6.00 per share which represents the low end of the range of prices to be determined by the Company and the underwriter prior to the offering. The trading market for the Company's common stock is very sporadic.

                        ELDORADO ARTESIAN SPRINGS, INC.


                        700,000 SHARES OF COMMON STOCK


Expected Offering Price.....$6.00 to $7.00 per share

Proposed Trading Symbol NASDAQ
SmallCap Market.............................  "ELDO"



THE OFFERING            Per Share      Total/(3)/
                        ----------  ------------
Public Price                 $6.00    $4,200,000

Underwriting discounts/(1)/  $0.60      $420,000

Proceeds to Eldorado/(2)/    $5.40    $3,780,000
(before expenses)


(1) In addition, the Underwriter will receive: (a) a non-accountable expense allowance of 3% of the gross proceeds from this offering of the shares; (2) an Underwriter's Warrant to purchase 70,000 shares based upon 10% of the shares sold in the public offering at a price of 120% of the public offering price of the shares and (c) certain other compensation, all as more particularly described in "Underwriting".

(2) Before deducting expenses payable by Eldorado, estimated at $194,000, excluding the Underwriter's non-accountable expense allowance.

(3) Eldorado has granted to the Underwriter an option, exercisable within 30 days after the date hereof, to purchase up to 105,000 additional shares of common stock solely to cover over-allotment, if any. If such option is exercised in full, the Public Price, Underwriting Discount and Proceeds to Eldorado at the offering price of $6.00 per share would be $4,830,000, $483,000 and $4,008,100, respectively. See "Underwriting".

Eldorado bottles and markets natural artesian spring water from a natural spring located in the foothills of the Colorado Rocky Mountains. Prior to this offering, Eldorado common stock has traded on a very limited basis on the NASDAQ Bulletin Board. Upon completion of this offering, we anticipate that the securities will trade on the NASDAQ SmallCap Market.

See "Underwriting" for more information relating to the determination of the offering price.

                          --------------------------

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK AND POSSIBILITY OF SUBSTANTIAL DILUTION. WE STRONGLY URGE YOU TO READ THE ENTIRE PROSPECTUS AND TO CONSIDER"RISK FACTORS" BEGINNING ON PAGE 7 AND "DILUTION" BEGINNING ON PAGE 14, BEFORE MAKING ANY INVESTMENT DECISIONS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          --------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. ELDORADO MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SOLICITATION IS NOT PERMITTED.

                          --------------------------

                        Mills Financial Services, Inc.

     Mills Financial Services, Inc. will underwrite the securities on a "firm commitment" basis, subject to its acceptance of the common stock and certain other conditions and legal matters. We expect that delivery of the common stock will be made against payment in ______________________, on or about ______, 1999. The underwriter will receive an option, exercisable within 30 days after the date of this prospectus, to purchase up to 105,000 additional shares of common stock solely to cover an over-allotment.

                          --------------------------

                 The date of this prospectus is ________, 1999

                               TABLE OF CONTENTS
                                                                        PAGE
                                                                        ----
Prospectus Summary....................................................     5
     Eldorado Artesian Springs........................................     5
     The Offering.....................................................     5
     Summary Financial and Operating
          Information.................................................     6
Risk Factors..........................................................     7
Use of Proceeds.......................................................    13
Dividend Policy.......................................................    13
Determination of the Offering Price...................................    14
Dilution..............................................................    14
Capitalization........................................................    15
Management Discussion and Analysis of
     Results of Operations and Financial
     Condition........................................................    16
Eldorado and its Business.............................................    19
Management............................................................    26
Principal Stockholders................................................    29
Certain Transactions and Related
     Transactions.....................................................    29
Legal Proceedings.....................................................    29
History of Securities Placements......................................    29
Description of Securities.............................................    30
Shares Eligible for Future Sale.......................................    31
Underwriting..........................................................    33
Commission Position on Indemnification for
     Securities Act Liabilities.......................................    35
Legal Matters.........................................................    35
Experts...............................................................    35
Additional Information................................................    36
Index to Financial Statements.........................................   F-1

                              PROSPECTUS SUMMARY

     This summary highlights some of the information in this prospectus. We strongly urge you to read the entire prospectus which contains more detailed information and financial statements. All information in this prospectus, unless otherwise indicated, assumes no exercise of any outstanding options or warrants. All references to shares of common stock described in this prospectus have been adjusted to give effect to a twelve (12) for one (1) reverse stock split that was effective April 1, 1998.

                           ELDORADO ARTESIAN SPRINGS

     Eldorado Artesian Springs, Inc. ("Eldorado") is a Colorado based-company primarily engaged in the bottling and marketing of "natural" artesian spring water. Over 90 years ago, the artesian springs were the center of the Eldorado Springs Resort where prominent people of the day traveled to "take the waters". Today, the springs, located in the foothills of the Colorado Rocky Mountains, are surrounded by thousands of acres of state and city park land, assuring a well protected source.

     Eldorado Springs meets the definition of an "extraordinary springs" as described in H2O - The Guide to Quality Bottled Water because they emanate from one of the most unique geological sources in the world. The water is naturally purified as it rises through layers of sandstone under its own artesian pressure. The water is bottled at the source in its natural state and is not chemically treated water in any way. Currently, Eldorado's operations consist of a home/commercial delivery business and a polyethylene terephtalate, a premium clear plastic ("PET") consumer business sold to retail grocers.

     Beverage industry analysts reveal that bottled water is the fastest growing major category in the entire industry. The bottled water industry as a whole is a $3.9 billion business and is currently growing at a rate of 9% to 10% per year. This growth is attributable to healthier lifestyles and questionable municipal water services. The PET segment of the bottled water industry is currently a $930 million business and is growing at a much faster rate-an estimated 20% to 30% per year-than the industry as a whole. Analysts expect just the PET segment of the industry to reach $3 billion in wholesale sales over the next ten years, which is an indicated rate of growth of 17% annually.

     Eldorado has been successful in packaging its water in consumer PET sizes for sale through retail grocery stores in the Denver metropolitan area. The Company's growth strategy consists of four phases targeted to expand the distribution of the retail PET products to regional and national markets: (1) acquisition of additional water rights, (2) increasing sales to existing customers, (3) broadening the current customer base and (4) establishing distribution alliances with other companies in order to take advantage of their established distribution networks.

                                 THE OFFERING

Securities Offered..................  700,000 shares of common stock to be issued and sold by Eldorado

Common Stock Outstanding
       Before Offering..............  2,995,495/1/

Common Stock To Be Outstanding
       After Offering...............  3,695,495/1/

Use of Proceeds.....................  Acquisition of water rights, expansion of facilities, marketing programs and general working capital purposes

Proposed NASDAQ symbol/2/..............  ELDO

---------------
/1/ Unless otherwise indicated, references in this prospectus to Common Stock Outstanding Before and After this offering do not include (i) issuance of up to 70,000 shares of common stock issuable upon exercise of the Underwriter's Warrant (80,500 shares if the over allotment option is exercised); (ii) 875,000 shares reserved for issuance under Eldorado's 1997 Stock Option Plan; and (iii) up to 280,000 shares of common stock issuable upon exercise of certain Private Placement Warrants as described below. See "Description of Securities" for a description of securities issued in connection with certain prior financings.
/2/ Symbols do not imply that a meaningful or sustained trading market for the securities will develop.


                  SUMMARY FINANCIAL AND OPERATING INFORMATION

     The following table highlights some of the financial and operating information of Eldorado. More detailed financial and operating information can be found in the financial statements included as part of this prospectus. See "Financial Statements."

                                            AS OF AND FOR THE                           AS OF AND FOR
                                               YEAR ENDED                              SIX MONTHS ENDED
                                                MARCH 31                              SEPTEMBER 30/1//2/
                                  -----------------------------------------     -----------------------------
                                      1996           1997           1998           1997               1998
                                  -----------------------------------------     -----------------------------
                                                                                (Unaudited)       (Unaudited)
Statement of earnings data:
   Total revenues..............   $2,140,629      $2,644,521     $3,329,444     $1,687,171         $2,019,802
   Total expenses..............    1,923,849       2,346,999      3,069,859      1,458,437          1,876,412
   Earnings before taxes.......       96,481         187,214        117,631        160,920             79,389
   Net income..................       73,327         124,152         83,228        128,372             61,543
Earnings per share.............          .03             .05            .03            .05                .02
Number of shares outstanding /2/   2,695,412       2,695,412      2,695,495      2,695,495          2,995,495
Balance Sheet Data:
   Total assets................    1,781,763       2,024,414      2,456,721      2,424,157          3,190,270
   Total liabilities...........    1,438,223       1,556,722      1,905,801      1,828,094          1,887,726
   Stockholder's equity........      343,540         467,692        550,920        596,063          1,302,544

----------------------------
/1/ This prospectus contains unaudited financial statements for the six months ended September 30, 1997 and 1998 (See "Financial Statements").
/2/ Adjusted to give effect to a twelve (12) for one (1) reverse stock split that was effective April 1, 1998.

                                 RISK FACTORS

     This investment involves a high degree of risk. You should carefully consider, among other things, the following risk factors before making an investment decision.

GENERAL BUSINESS RISKS

     WATER SUPPLY

     The District Court, Water Division No. 1 originally decreed Eldorado's existing water rights on July 11, 1973. Eldorado has the right to beneficially use all of the water emanating from its points of diversion in accordance with its decree unless a more senior call occurs on the water. Of the approximate 105 million gallon total physical flow of the springs, Eldorado's current legal augmented supply of water is 7,820,424 gallons per year while its current annualized use is 3,209,700 gallons per year. Eldorado's water rights priority dates, ranging from December 1960 to December 1901, are relatively junior to other water rights in the South Boulder Creek and South Platte Basins. A senior call might occur in the winter or when runoff is insufficient to meet the water needs of more senior water users below Eldorado Springs.

     For many years Eldorado has enrolled its water rights in a substitute supply plan approved by the State Engineer each year. This substitute supply plan effectively insulates Eldorado's water rights from calls of senior water rights owners. Although the State Engineer has approved the substitute supply plan during every year that Eldorado has owned the water rights, the State Engineer may not continue to do so in the future. Accordingly, management has taken steps to acquire a water source to replace out-of-priority depletions attributable to Eldorado's water rights. After sufficient augmentation water has been acquired, Eldorado will then seek judicial approval of a permanent plan for augmentation that will also insulate Eldorado's water rights from the calls of senior water rights owners.

     This plan for augmentation will be permanent and will not be subject to the uncertainties of year-to-year approval as are substitute supply plans approved by the State Engineer. Management is currently in negotiations to acquire augmentation water. Based on the progress of current negotiations it appears likely that management will soon acquire a source of augmentation water and operational agreements that will allow it to obtain court approval of a permanent augmentation plan. If Eldorado fails to obtain approval of a permanent plan for augmentation it will continue to need to seek approval from the State Engineer for the substitute supply. If the State Engineer denies approval, it could harm our financial condition and results of operations and hinder our ability to implement our business plan.

     COMPETITION

     The bottled water industry is highly competitive. There are numerous competitors in most major markets, and differentiation among them can be difficult since the product is often perceived as generic by consumers. Barriers to entry may be low at certain local levels but increase significantly at the national and international level because of large marketing and distribution costs associated with obtaining and maintaining a presence at such distribution levels.

     At the current level of distribution, Eldorado competes on the basis of customer service, product quality and price. Management believes that our products have a superior taste, competitive pricing and attractive packaging which are significant factors in maintaining Eldorado's current competitive position. However, these factors may not permit Eldorado to be competitive as it seeks to expand its domestic distribution area and to initiate foreign distribution of its bottled water. Our competitors domestically and internationally include more diversified corporations having substantially greater assets and larger sales organizations than Eldorado, as well as other small firms.

     CHANGES IN CONSUMER PREFERENCES

     Eldorado believes that the most important factor in the growth of natural spring water products has been a change in consumer preferences. Consumer preferences may be influenced, however, by the availability and appeal of alternative beverages or packaging as well as general economic conditions, among other things. Consumer demand for natural spring water may not continue to grow or may diminish in the future.

     SEASONALITY OF BUSINESS

     Eldorado's business is mildly seasonal, with increased sales during summer months. An average of 30% of Eldorado's net revenues occur during June, July and August. Inclement weather may negatively impact Eldorado's business, particularly summers which are unusually cool or rainy. However, Eldorado expects concurrent sales into different geographic markets with varying seasons will moderate the seasonality of the business.

     ADDITIONAL CAPITAL REQUIREMENTS; UNCERTAINTY OF ADDITIONAL FUNDING

     Based on management's current operating plan, Eldorado anticipates that our existing capital resources together with the proceeds of this offering will be adequate to satisfy our capital requirements for at least 12 months from the date of this offering. Eldorado may subsequently require further capital in order to expand our business. Historically, Eldorado has utilized debt financing. Additional financing, if any, may be either equity, debt or a combination of debt and equity. Any equity financing could dilute Eldorado's net tangible book value per share of common stock. Eldorado cannot assure that we will be able to secure additional debt or equity financing on favorable terms. If we are unable to obtain additional needed financing, we may be unable to meet our obligations and to maintain or expand our operations as desired. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     GOVERNMENTAL REGULATION

     Eldorado's bottling operations are subject to several new regulations designed to protect the environment and the quality of Eldorado's bottled water, including the identity, quality, packaging and labeling of its bottled water. Various state and federal regulations, designed to ensure the quality of the water and the truthfulness of our marketing claims, require Eldorado to monitor each aspect of our production process, including our water source, bottling operations and packaging and labeling practices. Government regulations in foreign jurisdictions are generally similar to, and in certain respects more stringent than U.S. regulations. These laws and regulations and their interpretation and enforcement are subject to change.

     Eldorado cannot guarantee that our operations will not be subject to additional or more stringent requirements in the future. If Eldorado fails to comply with applicable laws and regulations, we could face fines, a temporary shutdown of production, product recalls, loss of certification to market our products or, even in the absence of governmental action, loss of revenue as a result of adverse market reaction to negative publicity. Any of these consequences could significantly and negatively impact our results of operations and financial condition.

     SUCCESS DEPENDENT ON OFFICERS AND KEY EMPLOYEES

     The success of Eldorado depends on the services and active participation of our officers and key employees. The loss of such services could adversely affect Eldorado's business and the likelihood of profitable operations. Eldorado has $250,000 of key man life insurance on Messrs. Larson and Sipple and $180,000 of key man life insurance on Mr. Martin.

     Eldorado cannot assure that we will be able to attract and retain additional qualified personnel that may be needed.

     DEPENDENCE ON KEY SUPPLIERS

     The majority of Eldorado's natural spring water products are offered in premium PET bottles. PET bottles are manufactured by a limited number of suppliers. While Eldorado believes that its relationships with its suppliers are good, we cannot assure that we will be able to obtain PET bottles from suppliers on commercially reasonable terms, particularly at periods of peak demand. Failure to obtain the necessary packaging materials for our products could have a material adverse effect on our results of operations and financial position.

     LIMITED ABILITY TO RAISE PRICES

     Due to the wide range of beverages available to consumers, including bottled water products, Eldorado has limited ability to raise prices for our products. From time to time, Eldorado has been affected by higher prices for raw materials, including PET resin and corrugated boxes. In the past, Eldorado generally has not passed such higher costs on to our customers and we generally would be unlikely to do so in connection with any future price increases. As a result, Eldorado's future profitability may be adversely affected by future increases in raw material prices.

     POTENTIAL FOR PRODUCT LIABILITY

     The bottling and distribution of bottled water products entails a risk of product liability, including liability due to the presence of harmful contaminants in products. Eldorado maintains insurance coverage against the risk of products liability and product recall. However, the amount of the insurance we carry is limited and the policies are subject to certain exclusions and may or may not be adequate. In addition to direct losses, Eldorado may suffer adverse publicity and damage to our reputation in the event of contamination which could damage sales and profitability.

     LACK OF INVENTORY

     Eldorado maintains a limited amount of finished product inventory. If an event caused our facilities to shut down, even for a short period, we would be unable to fill customer orders which could substantially reduce revenues and damage customer relations.

     DISASTER PLAN

     In the event of a disaster, fire, flood, or other disaster, Eldorado has made arrangements to have bulk artesian spring water delivered to Denver area bottled water companies in order to continue production of all sizes currently produced at our facility. We cannot guarantee that these companies will be able to meet the requirements of production.

RISKS RELATING TO REGISTRATION RIGHTS OF CERTAIN SHAREHOLDERS AND WARRANT
HOLDERS

     During fiscal 1998, Eldorado issued 300,000 shares of restricted common stock and warrants to purchase 30,000 shares at $3.30 and 250,000 shares at $11.00 per share. The subsequent sales of these shares could have a depressive effect upon the public market price for the securities in this offering. The shares underlying the warrants have certain registration rights that allow the holders to require Eldorado to register the shares one time and to "piggy-back" the shares in another public offering by Eldorado. See "Description of Securities" and "Shares Eligible for Future Sale."

     DILUTION

     At September 30, 1998, after giving effect to a 12 for 1 reverse stock split, Eldorado had net tangible book value of $1,277,045 or $0.43 per share based upon 2,995,495 shares of common stock outstanding. Net tangible book value per share is determined by dividing the number of outstanding shares of common stock into net tangible book value (total assets less total liabilities and intangible assets). After giving effect to the receipt of the net proceeds from this offering, the adjusted net tangible book value at September 30, 1998, would have been $4,737,045 or $1.28 per share. This represents an immediate increase of $0.85 per share to current shareholders and an immediate dilution of $4.72 per share or 78.7% to the investors in this offering.

FORWARD-LOOKING INFORMATION AND ASSOCIATED RISKS

     This prospectus contains forward-looking statements, including statements regarding, among other things, our growth strategy, anticipated trends in the industry in which we operate, water availability, and our ability to enter into contracts with distributors. These forward-looking statements are based largely on Eldorado's expectations and are subject to a number of risks and uncertainties, many of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of the factors described in this prospectus, including, among others, regulatory or economic influences. In light of these risks and uncertainties, we cannot assure that the forward-looking statements in this prospectus will in fact transpire or prove to be accurate.

DIVIDEND POLICY

     Eldorado does not contemplate or anticipate paying any dividends upon shares of common stock in the foreseeable future. We anticipate that earnings, if any, will be used to finance business expansion.

NATURE OF EXISTING MARKET FOR PUBLIC SHARES OF ELDORADO

     There is an extremely limited and very sporadic public market for Eldorado's common stock available for sale without registration or exempt from registration. Although Eldorado is and intends to remain current in our required filings with the Securities and Exchange Commission, we cannot assure that a public market of depth and liquidity will develop or, if developed, will be maintained.

POTENTIAL EXPENSES ARISING FROM INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Eldorado's Articles of Incorporation and Bylaws provide for indemnification of current or former directors and officers, or of any person who may serve at our request as a director or officer of another corporation in which we own securities or are a creditor. These provisions eliminate, with certain exceptions, the personal liability of these individuals to Eldorado and our stockholders for monetary damages as a result of a breach of fiduciary duty. This makes it more difficult to assert a claim and obtain damages arising out of a breach of fiduciary duty. Eldorado will indemnify these persons against reasonable costs and expenses incurred in connection with any action, suit or proceeding to which they were made a party by reason of their position as a director or officer. Eldorado will not be required to indemnify, however, any officers or directors found liable for negligence or misconduct in his or her corporate duties. As of the date of this prospectus, Eldorado is not aware of any existing or pending litigation involving a director or officer requiring indemnification by Eldorado. To the extent Eldorado is required to expend funds to indemnify officers and directors, it could negatively impact our financial condition.

     Notwithstanding these indemnification provisions, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy and is therefore unenforceable. See "Commission Position on Indemnification for Securities Act Liabilities."


ARBITRARY DETERMINATION OF OFFERING PRICE

     The public offering price of the securities has been arbitrarily determined by negotiations between Eldorado and the underwriter and was not based on the price of transactions in the limited and sporadic public market for Eldorado's common stock. In particular, Eldorado believes the offering price is higher than the price of the last public transaction of which Eldorado is aware. Among the factors considered in determining the offering price were Eldorado's financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of similar businesses and the general condition of the securities market. The offering price does not necessarily bear any relationship to Eldorado's assets, book value, earnings, or any other established criterion of value. See "Underwriting."

STOCK OPTION PLAN

     Eldorado has reserved and has filed a registration statement on Form S-8 to register 875,000 shares of our common stock for issuance upon exercise of stock options pursuant to our Stock Option Plan. As of September 30, 1998, we have granted 345,500 options under the Plan at $2.75 per share. Of that amount, 113,500 vested immediately. Exercise of outstanding stock options will reduce the percentage of common stock held by the public stockholders and thus dilute the market value for those shares. Furthermore, Eldorado may find it more difficult to obtain additional capital during the life of the stock options on favorable terms because the holders of the stock options would likely exercise their options if Eldorado were able to obtain equity capital on terms more favorable than those in the stock options. See "Management-Stock Option Plan."

POSSIBLE RESALES UNDER RULE 144

     After the consummation of the offering, 2,707,404 shares of common stock held by our present stockholders will not have been registered under the Act, but may, under certain circumstances, be available for public sale by means of ordinary brokerage transactions in the open market if sold according to Rule 144, promulgated under the Act. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which cannot exceed the greater of: (1) 1% of the then outstanding shares of common stock, or (2) the average weekly trading volume of the class during the four calendar weeks prior to the sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by a person who is not an affiliate of Eldorado and who has held his or her shares for at least two years.

     The possibility of a sale under Rule 144 may reduce the market price of Eldorado's securities. In addition, warrant holders, the holders of shares issuable upon exercise of stock options granted pursuant to the Stock Option Plan and shares issued with respect to a private placement completed in 1998, have certain registration rights under the Act, which would permit the future public sale of the underlying shares of common stock. See "Shares Eligible for Future Sale."

LACK OF UNDERWRITING HISTORY

     Mills Financial Services, Inc., the underwriter of the securities, has previously participated as an underwriter on a firm commitment basis in one initial public offering completed in 1998. Investors should consider the limited experience of Mills Financial Services, Inc. in evaluating an investment in the common stock. See "Underwriting."

YEAR 2000 COMPLIANCE

     Many existing computer systems and applications, and other control devices, use only two digits to identify a year in the date code field, and were not designed to account for the upcoming change in the century. As a result, such systems and applications could fail or create erroneous results unless corrected so that they can process data related to the year 2000. Eldorado relies on computer systems, applications and devices in operating and monitoring major aspects of our business, including financial systems (such as general ledger, accounts payable and accounts receivable modules), inventory, customer services, infrastructure, embedded computer chips, networks and telecommunications equipment and end products. We also rely, directly and indirectly, on systems of external business enterprises such as distributors, suppliers, creditors, financial organizations, and of governmental entities, for accurate exchange of data.

     Eldorado is aware of the issues associated with the programming code in existing computer systems as the millennium approaches and is the process of developing and finalizing plans to address the Year 2000 issue. Eldorado presently believes that the Year 2000 problem will not pose significant operational problems for us after we upgrade existing software and possibly replace some software. However, if the upgrades and replacement software are not completed timely or effectively, the Year 2000 problem could have a material impact on our operations. Eldorado could also be affected through disruptions in sales or business operations due to the inability of our customers and suppliers to timely address the Year 2000 problem. Management expects to incur internal staff and external consulting costs in addition to the costs of software upgrades and replacement. However, until our plans for Year 2000 compliance are finalized, we are unable to reasonably estimate the total cost of Year 2000 compliance or of the related potential effect on Eldorado's operations or on our suppliers and customers.

                                USE OF PROCEEDS

     The net proceeds to Eldorado from the sale of the shares offered in this prospectus will be $3,460,000, assuming a per share offering price of $6.00 and deducting underwriting discounts, the underwriter's non-accountable expense allowance and other expenses of the offering estimated at $740,000. If the underwriter exercises its overallotment option in full, the expenses of the offering will be approximately $822,000 and Eldorado's net proceeds from this offering will be $4,008,000. Management anticipates that the net proceeds of this offering will be applied with the following priority during the next twelve month period:


                                                              APPROXIMATE DOLLAR
DESCRIPTION                                                        AMOUNT
--------------------------------------------------------   ----------------------
Water Rights/1/........................................                $  680,000
Plastics Molding Facility/2/...........................                   600,000
 Molds/2/..............................................                   150,000
Additional Facilities & Improvements/3/.................                  600,000
 Marketing/4/..........................................                 1,250,000
Additional Working Capital/5/..........................                   180,000
                                                           ----------------------
            TOTAL                                                      $3,460,000

-------------------------------
     /1/ The principal goal of Eldorado's water rights augmentation program is to acquire additional water rights in order to provide for anticipated growth in water sales. Water rights in Colorado are generally a valuable asset that historically have appreciated in value over time. Eldorado believes that it is important to purchase additional water rights upon completion of the proposed financing. Doing so, would provide sufficient additional water rights to increase revenues even under low flow conditions when a senior call on water is likely to occur. See "Business".
     /2/ Eldorado intends to enter in an agreement with a plastics facility to manufacture the PET bottles through construction of a plastics facility in the Denver area or a joint venture with an existing manufacturer of the PET bottles. This would permit Eldorado to produce the bottles at a much lower cost and potentially avoid problems with supplies of the bottles in the future. No such agreements are in place at this time.
     /3/ Eldorado intends to lease or construct a warehouse/distribution facility in the Denver, Colorado area. The proposed facility would be approximately 30,000 square feet and have the capacity for expansion. All of Eldorado's distribution will be based out of this facility. The water will still continue to be bottled at the source. In addition, improvements to the existing bottling plant will be made to fully and efficiently utilize the current bottling facilities.
     /4/ In order to meet expansion objectives, Eldorado intends to pursue distribution agreements with distributors of bottled water. Management believes that Eldorado may be required to pay a distribution fee to a distributor in order to obtain such a relationship. However, no assurance can be made that such a distribution agreement can be obtained by Eldorado at a reasonable cost. The proceeds will be utilized to pursue such a relationship, or in the event that such a distribution agreement is unobtainable, to expand Eldorado's internal sales and distribution capabilities.
     /5/ The balance of the net proceeds, if any, will be used for working capital and general corporate purposes.

     While the foregoing represents Eldorado's present intention with respect to the use of the offering proceeds, capital requirements or business opportunities, none of which are currently anticipated, could cause Management to elect to use proceeds for other general corporate purposes and for other purposes not contemplated at this time. Pending the use of the net proceeds, Eldorado will invest them in money market accounts and short-term certificates of deposit. Management believes that cash flow from operations, together with the net proceeds of this offering, will meet Eldorado's cash requirements for at least the next twelve (12) months.

                                DIVIDEND POLICY

     Eldorado has never declared or paid a dividend on its common stock, and management expects that a substantial portion of Eldorado's earnings, if any, for the foreseeable future will be used to expand Eldorado's business. The decision to pay dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon Eldorado's earnings, its capital requirements, financial condition and other relevant factors such as loan covenants or other contractual obligations. See "Risk Factors - Dividend Policy."

                      DETERMINATION OF THE OFFERING PRICE

     The public offering price of the shares has been determined by negotiations between Eldorado and the underwriter. Among the factors Eldorado and representatives of the underwriter considered in determining the secondary public offering price of the shares, in addition to prevailing market conditions, were Eldorado's historical performance, estimates of the business potential and earnings prospects of Eldorado, an assessment of Eldorado's management and the consideration of the above factors in relation to market valuations of companies in related businesses.

                                   DILUTION

     At September 30, 1998, Eldorado had outstanding an aggregate of 2,995,495 shares of common stock having an aggregate net tangible book value of $1,277,045 or approximately $0.43 per share. Net tangible book value per share consists of total assets less intangible assets and liabilities, divided by the total number of shares of common stock outstanding.

     After giving effect to the sale of 700,000 shares of common stock at an assumed public offering price of $6.00 per share and receipt of the net proceeds therefrom, the pro forma net tangible book value of the common stock at September 30, 1998 would be $4,737,045, or approximately $1.28 per share. This represents an immediate increase in pro forma net tangible book value of $0.85 per share to the present shareholders and an immediate dilution of $4.72 per share to the public purchasers. The following table illustrates the dilution which investors participating in this offering will incur and the benefit to current shareholders as a result of this offering:

   Assumed public offering price per share/1/......................................                $6.00
        Net tangible book value per share before Offering/2/.......................     $0.43
        Increase per share attributable to shares offered hereby...................      0.85
                                                                                      -------
   Pro forma net tangible book value per share after offering......................                 1.28
                                                                                                 -------
   Dilution of net tangible book value per share to purchasers in this offering....                $4.72
                                                                                                 =======

------------------------------
/1/ Represents the public offering price per share of common stock before deductions of underwriting discounts and commissions and estimated expenses of the offering.
/2/ Assumes no exercise of warrants or the underwriter's overallotment option. See "Description of Securities" and "Underwriting."

     The foregoing table gives effect to the sale of the Shares offered hereby and does not give effect to the exercise of the underwriter's over-allotment option or any outstanding warrants.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Eldorado as of September 30, 1998 to give effect to the receipt and anticipated use of the net proceeds of this offering based upon the assumed public offering price of $6.00 per share.


                                                                                         SEPTEMBER 30, 1998
                                                                                   ------------------------------
                                                                                      ACTUAL        AS ADJUSTED
                                                                                   ------------    --------------
Long Term Debt (including current maturities)                                        $1,602,663        $1,602,663
                                                                                   ------------    --------------
Stockholders' Equity
     Common Stock, $0.001 par value; authorized-50,000,000 shares; issued                 2,995             3,695
        and outstanding- 2,995,495 actual; and 3,695,495 as adjusted...........
     Additional Paid-In Capital                                                         984,656         4,443,956
     Retained Earnings.........................................................         314,893           314,893
        Total Stockholders' Equity.............................................      $1,302,544        $4,762,544
                                                                                   ------------    --------------
        Total Capitalization...................................................      $2,905,207        $6,365,207
                                                                                   ============    ==============

                      MANAGEMENT DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This filing contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to services offered by and future economic performance of the Company.

The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties that might adversely affect the Company's operating results in the future in a material way. Such risks and uncertainties include but are not limited to the following: availability of debt and equity financing, interest rate fluctuations, effects of regional economic and market conditions, ability to obtain additional water rights, labor and marketing costs, operating costs, packaging costs, intensity of competition, legal claims and the contingencies associated with year 2000 compliance.

OVERVIEW

     Eldorado Artesian Springs, Inc. is a Colorado based company that is primarily involved in the bottling and marketing of "natural" artesian spring water. The springs are located in the foothills of the Colorado Rocky Mountains and are surrounded by thousands of acres of state and city park land, assuring a well protected source. The artesian springs located on Eldorado's property, emanate from one of the most unique geologic sources in the world. The water is naturally purified as it rises up through layers of sandstone under its own artesian pressure. Eldorado Artesian Spring water is bottled at the source in its natural state and is not chemically treated in any way. Currently, Eldorado's operations consist of its home/commercial delivery business (3 and 5 gallon bottles) and the PET (polyethylene terephtalate, a premium clear plastic) consumer business.

     Beverage industry analysts reveal that bottled water is the fastest growing major category in the entire industry. The bottled water industry as whole is a $3.9 billion business and is currently growing at a rate of 9% to 10% per year. The PET segment of the bottled water industry is currently a $930 million business and is growing at a much faster rate (at an estimated 20% to 30% per year) than the industry as a whole. Analysts expect just the PET segment of the industry to reach $3 billion in wholesale sales over the next ten years, which is an indicated rate of growth of 17% annually.

RESULTS OF OPERATIONS

Comparison of Six Months Ended September 30, 1998 and 1997
----------------------------------------------------------

     Revenues. Revenues for the six months ended September 30, 1998 increased 19.7% to $2,019,802 versus $1,687,171 for the same period in 1997. A substantial portion of the increase in sales is due to increased volume to existing customers as well as from sales to new customers. Sales of five gallon products increased by 17%, one gallon products increased by 24% and sales of the smaller PET packages increased by 48%. Five gallon products generated the majority of the increase in overall revenues. Revenues for the five gallon products increased $224,790 to $1,524,377 for the period ending September 30, 1998 versus $1,299,587 for the period ending September 30, 1997.

     Gross Profit. For the first six months of fiscal 1998, cost of goods sold was $285,044 compared to $259,391 in fiscal year 1997 resulting in gross profits of $1,734,758, or 85.9% of sales, and $1,427,780, or 84.6% of sales, respectively. For the three months ended September 1998, cost of goods sold was $161,207 in 1998 compared to $140,525 in 1997 resulting in gross profits of $945,903, or 85.4% of sales, and $777,792, or 84.7% of sales, respectively. This percentage increase in gross profit for the respective six and three month periods was due to an increase in sales volume of five gallon product which has a higher profit margin.

     Operating Expenses. For the first six months of fiscal year 1998 compared to the corresponding period in fiscal year 1997, total operating expenses were $1,591,368 and $1,199,046, respectively, an increase of $392,322 or 32.7%.
Salaries and related expense were $788,242 for the period ending September 30, 1998, an increase of 19.7% over the same period of fiscal 1997 which was primarily attributable to the increase in sales. Selling, general and administrative expenses increased by $216,314 or 50.7%. Advertising and promotional expenses increased by 46% for the six month period in 1998 compared to the corresponding period of fiscal 1997. Advertising and promotional expenses are associated with both the home and office delivery as well as the retail-size category. The increase in advertising and promotional expenses was due to the increased expenses associated with increased market penetration and brand awareness. The Company plans to continue to spend significant amounts in the future for advertising and promotions to develop brand recognition and higher sales. Deprecation and amortization increased 69.0% and 40.7% for the three month and six months ended September 30, 1998, which was attributable to recent machinery and equipment purchases.

     Other Income (Expenses). Interest expense increased $3,214 for the first six months of 1998. The increase in interest expense was a result of increased borrowing to finance additional machinery and equipment.

     Net Income and Comprehensive Income. The Company's net and comprehensive income for the first six months of 1998 was $61,543 compared to net income of $83,228 for the year ended March 31, 1998. Net income for the three months ended September 30, 1998 was $44,258.

Comparison of Fiscal Years Ended March 31, 1998 and 1997
--------------------------------------------------------

     Revenues. Revenues increased 25.9% to $3,329,444 for the year ended
March 31, 1998 from $2,644,521 for the same period in fiscal 1997. This increase is primarily due to the increased volume of the five gallon products to existing customers as well as sales to new customers. Industry averages in the bottled water market were up between 10% and 11% in 1997 by trade analysts.

     Gross Profit. Costs of goods sold increased 20.7% from $415,263 in fiscal 1997 to $501,288 in fiscal 1998. This resulted in gross profits of $2,828,156 for fiscal 1998 versus $2,229,258 for fiscal 1997. As a percent of sales, gross profit increased to 84.9% in fiscal 1998 from 84.3% in fiscal 1997. This increase is primarily due to the increased sales of the five gallon product with higher profit margins and the addition of more efficient bottling equipment.

     Operating Expenses. For the fiscal year ended March 31, 1998 and 1997 total operating expenses were $2,568,571 and $1,931,736, respectively, an increase of $636,835 or 33.0%. As a percent of sales, operating expenses increased to 77.2% in fiscal 1998 from 73.1% in 1997. This is primarily due to the increase in advertising and promotional expenses for obtaining additional accounts as well as establishing brand name awareness in the highly competitive industry. Increases in wages and salaries were 32.7% for the year ended March 31, 1998. This increase is due in part to the additional commissions for the new revenues generated. Part of the increase is also due to an across the board pay increase for all employees that became effective January 1998.

     Other Income (Expenses). Interest expense increased $31,495 for the year ended March 31, 1998. The increase in interest expense was a result of increased levels of debt acquired to finance additional machinery and equipment.

     Net Income and Comprehensive Income. The Company's net and comprehensive income decreased from $124,152 in fiscal 1997 to $83,228 in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Eldorado has traditionally financed operations with debt. With the restructuring of debt in June 1997, the new debt structure provided a $1,200,000 loan secured by the Company's property, a $300,000 loan for new equipment and a plant reconstruction, and a $100,000 working capital revolving line of credit.

     Accounts receivable increased 18.7% to $597,830 for the six months ended September 30,1998. This represents a total of 53.5 days sales in receivables. This increase in accounts receivable is a concern for management and more assertive efforts have been made to bring this back to the Company's goal or target number of 38 days sales in receivables.

     On April 22, 1998, the Company completed a private placement of 300,000 shares of common stock at $2.75 per share. The Company received proceeds net of offering costs of $688,750 from the private placement of which $150,000 was placed in a joint account with Mills Financial Services, Inc. for a potential additional secondary stock offering. The intention for the use of proceeds of the private placement included replacing a five gallon bottling line to increase capacity from 160 bottles to 600 bottles per hour. By the end of September 1998, 100% of the bottling equipment was installed and being utilized. In addition, the Company is actively looking to lease or construct a warehouse/distribution facility in the Denver, Colorado area in order to add additional warehouse space.

     On May 19, 1998, Eldorado registered 875,000 shares of common stock of Eldorado pursuant to the 1997 Stock Option Plan (the "Plan"). The Plan provides for the grant of stock options to employees, directors and consultants of Eldorado.

     Management has implemented a water rights augmentation program to acquire additional water rights in order to provide for a forecasted increase in water sales. Management is currently in negotiations to acquire additional water rights. The acquisition of these water rights will be at a significant cost to Eldorado and there can be no assurance that such water rights can be obtained. The failure to augment Eldorado's water rights could have an adverse effect on Eldorado's financial condition and results of operations.

     Eldorado also plans to lease or purchase a plastics molding facility and the necessary molds to produce their own supply of PET bottles and to sell the bottles to other companies. In order to handle the increase in business, Eldorado will need to acquire additional off-site warehouse space. Eldorado is looking to either lease or construct space in order to store raw materials and finished goods. In addition, Eldorado will be improving the existing bottling and office facilities.

     Eldorado is poised to achieve significant growth via the expansion of its retail PET business into new geographic markets. The PET segment of the bottled water business is the fastest growing segment of the bottled water market. In order to accomplish broader distribution of the PET products, Eldorado will need additional working capital for marketing investments for such things as slotting fees and marketing promotions. As Eldorado grows and expands its retail distribution there will be a need to add an additional brand marketing executive.

YEAR 2000 COMPLIANCE

     Eldorado is in the process of developing and finalizing plans to address the Year 2000 computer problem and to begin converting its computer systems to be Year 2000 compliant. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Eldorado presently believes that with upgrades to existing software and possibly some replacement, the Year 2000 problem will not pose significant operational problems for their computer systems. However, if such upgrades and replacements are not completed timely or effectively implemented, the Year 2000 problem could have a material impact on Eldorado's operations. Eldorado expects to incur internal staff and external consulting costs, as well as the cost of the software upgrades and replacement as a part of this effort. Eldorado does not expect the amount of such costs to be material to its business, operating results and financial condition. However, there can be no assurance that the systems or networks of its key suppliers and customers will not be affected by Year 2000 issues, which could have a material adverse effect on Eldorado's business, operating results and financial condition. Until Eldorado's plans are finalized, management is not able to reasonably estimate the costs of achieving Year 2000 compliance.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

During the year ended March 31, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS No. 128). SFAS 128 established new definitions for calculating and disclosing basic and diluted earnings per share. Basic earnings per share is based upon the weighted average number of shares outstanding as defined in SFAS 128. No diluted earnings per share is presented as there are no potential dilutive common shares. As required by SFAS 128, disclosure of subsequent events which would have had an effect on the number of shares outstanding is reflected in this prospectus.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income, be reported in a financial statement that is displayed with the same prominence as other financial statements. Currently the Company's only component, which would comprise comprehensive income, is its results of operations. SFAS 130 is effective for financial statements for periods beginning after December 15, 1997, and requires comparative information for earlier periods to be restated. SFAS No. 130 is required to be adopted for the Company's 1999 fiscal year end financial statements and, as a reporting standard, SFAS No. 130 will have no impact on the Company's financial position or results of operations.

In June 1997, FASB issued Statement of Financial Accounting Standards, No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No.
131), effective for years beginning after December 15, 1997. Statement No. 131 establishes standards for reporting information about operating segments and the methods by which such segments were determined. Currently, the Company only has one significant operating segment. Therefore, this pronouncement poses no significant changes in the Company's reporting methods.

                           ELDORADO AND ITS BUSINESS

     Eldorado Artesian Springs, Inc. bottles, markets and distributes non-sparkling "natural" spring water to regional and national customers. Eldorado (and the spring) are located at the base of a six hundred foot deep canyon in Eldorado Springs, Colorado. The history of Eldorado Springs dates back generations. The property was initially developed over 90 years ago (in 1905) as a Colorado resort that attracted famous guests from across the country.

     The artesian springs which are located on Eldorado's property emanate from one of the most unique geologic sources in the world. The source of Eldorado's water is rain and snow which has fallen on the Continental Divide in the Rocky Mountains and which then passes through multiple geologic formations and aquifers before finally reaching the surface at Eldorado. Due to this circulation process, the resulting spring water is renowned as being from one of the purest natural artesian springs in the world.

     Eldorado was formed in 1983 when the current senior management team purchased the Eldorado Springs property from the founders of the resort. Eldorado has focused on developing and expanding the business of bottling Eldorado Spring water. Eldorado bottles the water at the source in polyethylene therephthalate ("PET") plastic bottles and 3 and 5 gallon polycarbonate bottles. Since inception, Eldorado has expanded the business by focusing its marketing efforts on the five gallon delivery business. As this business has grown and gained in profitability, management has had the opportunity to introduce the PET products to the grocery retailers and these products have gained significant market shares among the large retail grocery chains. Current retail market shares for Eldorado's PET products range from 6% to 34%.

     Eldorado has met all Food and Drug Administration ("FDA") requirements for the labeling of its water as "bottled at the source" and "natural". "Bottled at the source" signifies that the water is pumped directly from the source to the bottling facility, thereby eliminating handling and transportation procedures which might lead to contamination. "Natural" signifies that the chemical composition and mineral content of the bottled water are the same as those at the source. This contrasts with "purified" water from which certain chemicals and minerals are removed by means of filtration.

     Eldorado's objective is to become a leading provider of premium quality bottled water on a national level. Eldorado's strategy includes increasing sales to existing customers, broadening its current customer base, expanding its product line and establishing distributor relationships as well as strategic distribution alliances with other national beverage companies in order to take advantage of their established distribution networks.

Industry Overview
-----------------

     The bottled water industry is considered by many analysts to be the fastest growing major category in the beverage industry. The bottled water industry has exhibited consistent annual growth over the last twenty years and grew at a rate of 9% for 1997. According to Beverage Marketing Corp. bottled water sales increased to a $3.9 billion dollar business. Along with sales and volume, per capita consumption has increased to nearly 13 gallons, up from 11.7 in 1996. Driving the category's growth is the premium retail PET segment which was up 30% in 1997, accounting for two-thirds of the category's overall growth. Industry analysts predict that premium retail PET will drive growth by 6 to 8 percent in 1998. In 1981, bottled water consumption represented 1.8% of the U.S. consumption of total beverage sales. In 1997, that percentage had increased to 6.9%. Non-sparkling water comprises over 87% of the U.S. bottled water market and generated $3.4 billion of wholesale sales in 1997. PET bottled water sales in 1997 reached $930 million and the segment is expected to double in 3 years.

     The bottled water industry is generally broken down into two segments: sparkling and non-sparkling waters. Non-sparkling waters dominate the industry with an estimated 87% share of total category volume. Non-sparkling water gallonage has in fact realized uninterrupted growth every year since statistics have been kept on the bottled water industry (dating back to 1976 when Beverage Marketing Corporations began following this market).

Strategy
--------

     The Company's objective is to expand its operations based on the continued success of its PET bottled water products. The Company's plan consists of multiple phases that ultimately are targeted to expand distribution of the Company's retail PET products to regional and national markets. Aspects of the Company's strategy include the following:

     Water Rights Augmentation. When the Company purchased the resort property in 1983, included in the purchase price were certain water rights for Eldorado. The Company realized substantial growth in its water bottling business since that date and the Company is on the verge of its sales volume exceeding its water rights capacity. Of the approximate 105 million gallon total physical flow of the springs, Eldorado's current legal augmented supply of water is 7,820,424 gallons per year while its current annualized use is 3,209,700 gallons per year. The principal goal of the Company's water rights augmentation program is to acquire additional water rights in order to provide for the forecast increase in water sales resulting from the implementation of the Company's strategy.

     The Company believes that it is important to purchase additional water rights upon completion of the proposed financing. Doing so would provide sufficient access to water to implement the Company's business plan even under low flow conditions when a senior call on water is likely to occur. Management currently estimates the cost of these rights to be approximately $680,000.

     Additional Facilities and Improvements. The Company has plans to improve its production facilities and increase its production capacity in order to facilitate expansion into new geographic markets. The Company's plans initially call for remodeling the warehouse and adding additional office space. Additional improvements would include the area surrounding the warehouse to remodel and modernize current facilities and services.

     Warehouse and Distribution Facility. The Company will require additional off-site warehouse facilities in order to store raw materials and finished goods awaiting delivery to the regional warehouses of its customers. The Company plans to purchase or construct a warehouse in the Denver, Colorado area and relocate the distribution operations to that facility. The water would continue to be bottled at the source. This would provide the Company with the additional warehouse space to accommodate the future growth of the delivery and retail business.

     Plastics Molding Facility-Molds. The second phase of the warehouse facility would be to operate a plastics facility for the smaller PET bottles. This would include the equipment and the molds for the Eldorado brand. This facility can be incorporated into the warehouse/distribution facility or into the existing warehouse facility. This would provide Eldorado with a more stable supply of the PET products and insure availability of the products in the future.

     Marketing. The Company believes that building the Eldorado brand and consumer loyalty will allow the Company to expand distribution. The Company's success to date has been driven by several factors. The pure quality of Eldorado water is one reason why the Company's PET bottled water has achieved significant market share in a short period of time in the retail stores where it has already been introduced. The Company also believes its attractive label and unique source of the water is a key factor in building brand awareness. In addition, Eldorado has positioned its bottled products in the retail market as a premium water because it is bottled at the source, it is not chemically treated and is naturally low in total dissolved solids.

     Enter New Distribution Channels. Eldorado believes that the opportunity for growth lies in the ability of the Company to expand into additional distribution channels. This would involve agreements with additional distributors in the Colorado area. In addition, the Company is planning a strategy to acquire other companies currently involved in the 5 gallon distribution business. This will allow the Company to build brand awareness and consumer loyalty by incorporating current operating procedures and sales strategies into the acquired companies. Any acquisitions will require additional debt or equity financing.

Consumer Trends
---------------

     Much of the demand for bottled water is driven by consumer demand for pure quality bottled water. The growth in consumption of non-sparkling water is attributed to consumer trends including increased health and fitness awareness, concerns for municipal tap water quality and demand for convenience and innovative packaging. Generally, bottled water is perceived as being a natural, caffeine and sodium free beverage at a time when more and more consumers are health conscious. These attributes and the increased availability of convenient packaging for natural spring water have contributed to the increase in bottled water consumption. The perception of bottled water has driven the demand for this product among many consumers. The bottled water industry is considered by many analysts to be the fastest growing major category in the beverage industry.

     The introduction of bottled water in convenience packaging has recently driven the explosive growth of the PET segment of the bottled water market. This market has been driven by manufacturers who have begun bottling their water in smaller, more portable sizes, which are sold at retail and which are intended to fit the active lifestyles of bottled water consumers. In doing so, manufacturers have created a new subsegment of the bottled water market that is now growing at a 30% rate for water in sizes of 1.5 liters and under.

Distribution Channels
---------------------

     The traditional channels of distribution for bottled water are home delivery, commercial delivery, grocery outlets, restaurants and vending machines. The delivery market generally has consisted of the delivery of five gallon bottles of water to residential and commercial customers. This segment of the bottled water industry provided the greatest amount of growth for the industry throughout the 1970's and the 1980's.

     Sales of bottled water through retail outlets (grocery outlets) has become an increasingly important channel of distribution for bottled water. Retail outlets have historically sold bottled water in one and two gallon containers. Increasingly though, the retail segment of the bottled water market is defined by the new, convenient PET products which are sold in portable 1.5 liter, 1.0 liter and 0.5 liter sizes.

     While the delivery segment of the bottled water market was the principal driver of bottled water growth in the 1980's, the 1990's is the decade of the PET products sold at retail. Industry analysts forecast that in ten years, water bottled in PET products and sold at retail will, on its own, be a $3 billion revenue segment of the bottled water market. This represents an annual compounded growth rate of 17% for the PET segment of the bottled water market over the course of the next ten years. Since 1992, the retail PET segment of the bottled water category continues to grow at a healthy double-digit pace.

Consolidation
-------------

     The bottled water industry as a whole remains highly fragmented with over 780 companies in the industry. Recent consolidation in the industry has however created six large bottled water companies that when combined account for roughly 50% of industry sales. These six companies are composed of over 25 different brands of water with no single brand accounting for more that 7.5% of total bottled water sales. The top 10 companies in the industry range in sales from $780 million for Perrier Group to $75 million for Sammons.

Products
--------

     Sales of Eldorado's water have historically been made by selling five gallon bottles of water directly to home and business customers. More recently, Eldorado began selling its water at wholesale to retail food stores (grocery chains) with Eldorado's water packaged in smaller, more convenient sizes which are suitable for retail distribution. The products offered by Eldorado and their respective target markets are listed below:

          Product                                  Target Market
          -------                                  -------------

   Five Gallon Bottles and Three Gallon Bottles    Home/Commercial Delivery
   One Gallon Bottles                              Retail Food Stores
   PET Consumer Packaging                          Retail Food Stores
     (1.5 liter, 1.0 liter,
      and 0.5 liter)

Home/Commercial Delivery Business
---------------------------------

     Direct delivery of bottled water to homes and businesses has historically been the focus of Eldorado's business. Eldorado's bottled water delivery business primarily consists of the sale of five gallon containers of water to customers who lease water dispensers from Eldorado. Eldorado delivers these five gallon bottles directly to customers using its own fleet of trucks. Delivery sales are made primarily in the Denver/Boulder metropolitan area, but also include selected other cities along the front range in Colorado. Currently, Eldorado has approximately ten thousand (10,000) active delivery accounts and the delivery business currently accounts for approximately 79.5% of Eldorado's revenues.

PET Packaging/Retail Distribution Business
------------------------------------------

     In 1994, Eldorado introduced its water packaged in convenient consumer-sized bottles made of polyethylene teratheylate ("PET"). The first PET product introduced was the 1.5 liter bottle. This product was followed in 1995 with 1.0 liter and 0.5 liter bottles.

     The sale of Eldorado's artesian spring water in PET bottles consists principally of the wholesale distribution of PET products to grocery store chains for retail sales in grocery stores located primarily in the State of Colorado. Eldorado uses its own trucks to deliver its PET water products to grocery chain warehouses in the Denver metropolitan area. From there, Eldorado's water is shipped to grocery stores throughout Colorado. In addition, because some of the grocery chains distribution extends beyond the State of Colorado, some of Eldorado's product is sold in grocery stores which are located in New Mexico, Wyoming, Kansas, Oklahoma and Texas.

     The key retail customers for Eldorado's PET products include the largest grocery chain in Colorado (Krogers) and one of the largest wholesale food distributors (Rainbow Natural Foods) in the state. Eldorado's product is also sold to retail customers at Safeway and Albertsons stores.

Bottling
--------

     Eldorado's artesian spring water is bottled naturally at Eldorado's bottling facilities located at the source. Eldorado does not chemically treat the water and no chlorine, fluoride, calcium or other minerals or chemicals are added to, and nothing is removed from, the water during the bottling process.

     Eldorado's bottling facilities are located on a portion of approximately 26 acres of land owned by Eldorado in Eldorado Springs, Colorado. Eldorado's bottling process utilizes a tightly controlled closed system with several quality control precautions built in to preserve product integrity. The spring water flows from an artesian well(s), located just a few feet from the spring. Through an entirely closed system, it travels 70 feet to the bottling plant. The source spring water is bacteria free as it emanates from the earth due to the fact that the water is naturally lightly carbonated. Once at the plant, the water passes through a protective filter and an ultra-violet light which is required by local government regulations to safeguard against any contamination. The water is then ozonated for further protection.

     The bottling process is conducted in a separate, sanitized fill room, where the water is poured into the bottles utilizing a closed system. While still in the fill room, the bottles travel a few inches to the capper where they are sealed with a tamper evident plastic closure. The sealed bottles then exit the fill room where they are labeled and date coded. They are then packaged in reshipper cases that are also date/run coded to assist in disaster recall planning. At no time in the bottling process is anything added to or removed from the water so that Eldorado's product is "bottled naturally at the source".

     With regard to the bottling process and Eldorado's facilities, it should also be noted that Eldorado recently added significant pieces of new equipment that will increase Eldorado's production efficiencies. Specifically, Eldorado added new filler/capper, case packer, bottle rinser, 3 and 5 gallon and bottle stacker/racker, and bottle sorter equipment to its production line. By adding this equipment, Eldorado anticipates that it will realize significant labor savings over its previous production cost structure.

Water Rights
------------

     Eldorado's existing water rights were originally decreed by the District Court, Water Division No. 1, on July 11, 1973. Eldorado's water rights have decreed priority dates ranging from December 1960 to December 1901. These priority dates are relatively junior to other water rights in the South Boulder Creek and South Platte Basins. Eldorado has the right to beneficially use all of the water which emanates from its points of diversion in accordance with its decree unless there is as more senior call on the water. A senior call might occur in the winter or when runoff is low and insufficient to meet the water needs of more senior water users below Eldorado Springs. For many years Eldorado has enrolled its water rights in a substitute supply plan approved by the State Engineer. This substitute supply plan effectively insulates Eldorado's water rights from calls of senior water rights owners. Although the State Engineer has approved the substitute supply plan during every year that Eldorado has owned the water rights, there is no assurance that the State Engineer will continue to do so in the future. Accordingly, management has taken steps to acquire a source of water to replace out-of-priority depletions attributable to Eldorado's water rights. After sufficient augmentation water has been acquired, Eldorado will then seek judicial approval of a permanent plan for augmentation that will also insulate Eldorado's water rights from the calls of senior water rights owners. This plan for augmentation will be permanent and will not be subject to the uncertainties of year-to-year approval as are substitute supply plans approved by the State Engineer. Management is currently in negotiations to acquire augmentation water. Based on the progress of current negotiations, it appears likely that management will soon acquire a source of augmentation water and operational agreements that will allow it to obtain court approval of a permanent augmentation plan. The failure to augment Eldorado's water rights could have an adverse affect on Eldorado's financial condition and results of operations and its ability to implement its business plan in the event that the State Engineer fails to approve the substitute supply plan in any year.

Marketing
---------

     Eldorado focuses on three major areas in marketing its products: three and five gallon sales, small package product sales, and brand name recognition.

     The five gallon products are primarily sold through the acquisition of new accounts attracted by personal sales representatives strategically located throughout the area at local events. The efforts of this staff are augmented by yellow pages, radio, and occasional television advertisements.

     The smaller packages that are sold principally through retail chain stores are effectively marketed by using point of purchase inducements to gain new trial, usually in the form of discounts in price in conjunction with signage.

     Eldorado attempts to build brand name awareness by sponsoring or participating in many local events. Eldorado Artesian Springs has sponsored the Boulder, Colorado July 4th Fireworks celebration, the Eldorado Springs Cancer Research Run, and participates in part in many other local events.

     According to industry sources, the bottled water industry is a $3.9 billion business which is currently growing at a rate of 9-10% per year. The PET segment of the bottled water industry is currently a $930 million business which is growing at a much faster rate (at an estimate 20% to 30% per year). According to industry analysts, the PET segment of this industry is expected to reach $3 billion in wholesale sales over the next ten years, which is an indicated growth rate of 17% annually. Management believes that Eldorado is poised to significantly expand its operations based on the continued success of its PET bottled water products. Expansion plans include expanding distribution of Eldorado's PET products into new markets that are geographically contiguous to its Colorado operations. Management expects to grow Eldorado's market share of the retail grocery distribution channel in the southwestern United States over the next few years. Once Eldorado has achieved this market share objective, management plans to further expand distribution into other regions of the country. Ultimately, management plans to distribute Eldorado's PET waters on a national basis.

Supplies
--------

     Water bottled by Eldorado comes from springs located on Eldorado's property which have been flowing for many years. Eldorado does not foresee any disruption of its operations as a result of supply problems. Suppliers of the bottles do experience seasonal shortages resulting from resin shortages which may increase prices. These shortages must be anticipated by management and inventory safety stocks must be sufficient so as not to interrupt production. See also "Risk Factors - Water Supply."

Seasonality of Business
-----------------------

     Sales tend to be mildly seasonal in the bottled water business. A ten to fifteen percent differential in sales is normally experienced between the peak summer months and the low winter months.

Competition
-----------

     There is active competition in the bottled water market. Eldorado's competitors include more diversified corporations having substantially greater assets and larger sales organizations than Eldorado, as well as other small firms. Eldorado competes on the basis of customer service, product quality and price. Management believes that the products' superior taste, competitive pricing and unique packaging are significant factors in maintaining Eldorado's competitive position.

Environment
-----------

     Eldorado's bottling operations are subject to regulation by the Food and Drug Administration of the federal government. These regulations are administered by the Colorado Department of Public Health and Environment Consumer Protection Division. Weekly product and source bacteriological tests are required and annual inspections are performed.

     Eldorado is also subject to regulation under the Colorado Primary Drinking Water Regulations and the United States Safe Drinking Water Act. These regulations pertain to the operation of the water utility system owned by Eldorado that services the town of Eldorado Springs. These regulations are also administered by the State of Colorado Health Department Drinking Water Division. Regular periodic testing is also required for this operation.

     Additionally, Eldorado operates the springs swimming pool which is also subject to regulation by the State of Colorado. These regulations are administered by the Boulder County Health Department and require periodic daily testing and agency inspections.

Other Businesses
----------------

     Eldorado's principal business is bottling and selling Artesian Spring Water. Eldorado also owns and operates a resort/spa on its property during the summer months. This portion of the business accounts for approximately 2-3% of total revenues. Eldorado also owns rental units on the property and supplies water to some of the residential homes in Eldorado Springs. This portion of the business accounts for approximately 2% of revenues. Neither of these businesses represent a significant portion of Eldorado's results of operations.

Employees
---------

     Eldorado employs 47 full-time employees and 14 seasonal employees during the summer resort months.

Properties
----------

      Eldorado owns approximately 26 acres of land in Eldorado Springs, Colorado. In addition to real property and the wells and springs thereon, and water rights, Eldorado owns a bottling plant (including building and bottling equipment), delivery trucks, associated containers and equipment, resort buildings, a mobile home park, and an outdoor swimming pool which are located on the property. Total production and warehousing space is approximately 12,000 square feet.

                                  MANAGEMENT

      The following table sets forth information with respect to directors and executive officers of Eldorado. Directors serve for one year terms. Each director is also a nominee for election to the Board of Directors.

                                                                       Tenure as Officer
        Name                Age           Position(s)                     or Director
        ----                ---           -----------                  -----------------
    Douglas A. Larson        43    President, Treasurer and Director    1983 to present

    Kevin M. Sipple          43    Vice President, Secretary and        1983 to present
                                   Director

    Jeremy S. Martin         43    Vice President and Director          1983 to present

    Robert E. Weidler        53    Vice President                       1998 to present

    Cathleen M. Collins      30    Chief Financial Officer              1998 to present

    George J. Schmitt              Director                             1998 to present

    Don P. Van Winkle        42    Director                             1998 to present

      Douglas A. Larson was a co-founder of Eldorado Artesian Springs, Inc. in 1983 and has been President of Eldorado since 1991. Mr. Larson's responsibilities include corporate strategy and administration of all operating activities at Eldorado. Prior to his association with Eldorado, Mr. Larson was employed as a stock broker with Richey-Frankel and Co. from 1981 to 1983 and with B.J. Leonard, Inc. from 1980 to 1981. Mr. Larson holds a Bachelor of Science Degree in Business Finance from the University of Colorado.

      Kevin M. Sipple was a co-founder of Eldorado Artesian Springs, Inc. in 1983 and has served as Vice President and Secretary of Eldorado since 1991. Mr. Sipple's responsibilities include management of the wholesale products division. In addition, he is also responsible for quality control, testing, source protection and is a licensed Water Plant operator and manages the utility productions. Prior to his association with Eldorado, Mr. Sipple was employed by King Soopers, Inc. from 1972 to 1983, serving in a variety of positions including inventory ordering and control. Mr. Sipple attended the University of Colorado from 1973 to 1977.

      Jeremy S. Martin was a co-founder of Eldorado Artesian Springs, Inc. in 1983 and has served as Vice President since 1985. Mr. Martin's responsibilities include management of the five gallon sales and service business. In addition, he is also responsible for special event promotions and public relations. Prior to his association with Eldorado, Mr. Martin was an independent distributor for Sunasu International, a nutritional products manufacturer. Mr. Martin holds a Bachelor of Science Degree in Business from the University of Colorado.

      Robert E. Weidler joined Eldorado in 1990 and has served as Production Manager from 1991 to 1998. Currently, Mr. Weidler is Vice President and his responsibilities include inventory management, daily operations for finished goods and conforming to safety standards, health department standards and other governmental requirements. Mr. Weidler holds a Bachelor of Science Degree in Sociology from Michigan State University.

      Cathleen M. Collins joined Eldorado in 1990 and has served as Assistant Treasurer from 1991 to 1998. Currently, Ms. Collins is Chief Financial Officer and her responsibilities include the procurement of financing for growth of operations of the Company as well as overseeing the accounting functions for Eldorado including the annual audit and corporate reporting. Ms. Collins holds a Bachelor of Science Degree in Economics and a Masters of Business Administration from the University of Colorado.

      George J. Schmitt has been a director of the Company since 1998. Mr. Schmitt has over forty years of experience in the bottled water business. From 1968 to 1996, Mr. Schmitt was CEO and President of Hinckley & Schmitt Bottled Water Group. He built an old family business from a small local company in Chicago, Illinois with revenues of less than one million dollar to a two hundred million dollar highly profitable industry leader. Mr. Schmitt was a founding member of the American Bottled Water Association (now called the International Bottled Water Association) in 1959 and was inducted into the Industry Hall of Fame in 1991. Mr. Schmitt is a director of Eureka Bottled Water Co. and National Fuel Corporation. Mr. Schmitt hold a Bachelor of Arts Degree from Dartmouth College.

      Don P. Van Winkle has been a director of the Company since 1998. From 1996 to the present, Mr. Van Winkle has served as President and CEO of Van Winkle's IGA, a family owned six store retail supermarket chain in New Mexico. From 1991 to 1996, he resided in Colorado where he provided Contract Chief Financial Officer and Advisory Services to a wide range of industries which included the Company. From 1980 to 1996, Mr. Van Winkle was a corporate banker with the two largest Colorado based bank holding companies (formerly United Banks and First National Bancorporation). Mr. Van Winkle is a director of The Great Divide Brewing Company (Denver, CO) and Fresh Produce Sportswear, Inc. (Boulder, CO). He holds a Bachelor of Science Degree in Finance from New Mexico State University.

   Directors are elected at each annual meeting of stockholders and serve until the next annual meeting. Executive officers are elected at each annual meeting of the Board of Directors.

Committee of the Board of Directors

The Board of Directors will elect an Audit Committee at each annual meeting. Among other functions, the Audit Committee will make recommendations to the Board of Directors regarding the selection of independent auditors, review the results and scope of the audit and other services provided by the Company's independent auditors, review the Company's financial statements and review and evaluate the Company's internal control functions.

Compensation of  Outside Directors

Each outside director receives compensation in the amount of one thousand dollars ($1,000) for each annual or special meeting of the Board he attends in person or by qualified electronic means. In addition, each outside director will receive compensation in the amount of five hundred dollars ($500) for each
committee meeting he attends in person or by electronic means.   The Company
also grants each outside director, on his term commencement date, a ten year non-qualified stock option with the right and option to purchase 50,000 shares of common stock of the Company which is exercisable at $2.75 per share. Assuming the outside director remains a director of the Company, the options vest at the rate of 25% each year beginning one year after the date of grant.

In addition, if the Company engages an outside director as an independent consultant, for such duties and responsibilities as the President determines ("Consulting Services"), the outside director will be compensated at the rate of one hundred fifty dollars ($150) per hour, plus nominal travel expenses as agreed upon when necessary. The outside director has the option, at the beginning of each year, of electing to receive all of the compensation for Consulting Services in the form of non-qualified options for shares of the Company's common stock, at the rate of 50 shares per hour, such options vesting quarterly, or in cash to be paid monthly.

   There are no family relationships between any directors or executive officers of Eldorado.

SUMMARY COMPENSATION TABLE

   The following table sets forth the compensation of Eldorado's President, Douglas A. Larson, for the fiscal years ended March 31, 1996, 1997 and 1998. No other executive officer receives annual compensation in excess of $100,000 per year.

                              ANNUAL COMPENSATION

                                                                          Other Annual
                                                                          ------------
    Name and Principal Position      Year        Salary        Bonus     Compensation/1/
    ---------------------------      ----        ------        -----     ---------------
Douglas A. Larson                    1998      $ 66,832.00        --             $11,440

                                     1997/2/     71,524.00        --               6,282

                                     1996/2/    102,618.00        --               6,282

---------------------------
/1/ Includes $4,690 annual health care premiums; a 3% Company match for all contributions to the 401(k) plan, the annual premium cost for key man life insurance of $1,592, and a car allowance of $5,158 per year.
/2/ In 1992, Eldorado went through a restructuring of Company debt. The lender offering the debt would not assume all corporate debt outstanding. A portion of Eldorado's debt was replaced by Mr. Larson, who assumed this obligation personally and his salary was increased to cover the cost of the note.

STOCK OPTION PLAN

    On September 10, 1997 Eldorado adopted a Stock Option Plan which reserves 875,000 shares for the grant of non-qualified stock options ("Non-Qualified Options"), and incentive stock options ("Incentive Options"). The Plan is administered by the Board of Directors.

    All salaried officers and key employees of Eldorado and any subsidiaries are eligible to receive options under the Plan. The Plan will terminate by its terms on September 10, 2007, and also may be terminated at any time by the exercise of all outstanding options.

    Options granted may be exercisable for up to ten years. If any options granted under the Plan expire, terminate or are canceled for any reason without having been exercised in full, the corresponding number of unpurchased shares reserved for issuance upon exercise thereof will again be available for the purposes of the Plan. The purchase price of the Common Stock under each option shall not be less than the fair market value of the Common Stock on the date on which the option is granted. The option price is payable either in cash, by the delivery of shares of Eldorado's common stock, or a combination of cash and shares.

    Options will be exercisable immediately, after a period of time or in installments. Options will terminate not later than the expiration of ten years from the date of grant, subject to earlier termination due to termination of service. Except under certain circumstances where termination of service is due to retirement or death, in which event options may be exercised for an additional period of time following such termination of service, the option may be exercised only while the optionee remains in the employ of Eldorado or one of its subsidiaries.

   As of September 30, 1998, there were options to purchase an aggregate of 345,500 shares of common stock outstanding of which 113,500 immediately vested. None of these options were granted to executive officers of Eldorado. All of the options were granted at $2.75 per share, representing 100% of fair market value on the date of grant.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to Eldorado regarding beneficial ownership of Eldorado's Common Stock at the date of this Prospectus, as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each person known by Eldorado to beneficially own more than 5% of Eldorado's Common Stock, (ii) Eldorado's directors, and (iii) the officers and directors of Eldorado beneficially owning such Common Stock.


                                                                Percent Owned
                                               -----------------------------------------------
                                                  Number of         Before          After
    Name and Address of Beneficial Owners          Shares          Offering        Offering
---------------------------------------------  --------------   --------------   -------------
Kevin M. Sipple.............................          763,674            24.9%           20.3%
43 Fowler Lane
Eldorado Springs, CO 80025

Douglas A. Larson............................         770,673/1/         25.1%           20.5%
12 Baldwin Circle
Eldorado Springs, CO 80025

Jeremy S. Martin.............................         771,060            25.1%           20.5%
2707 - 4th Street
Boulder, CO 80302

George J. Schmitt............................               0               -               -
11 Castle Pines N.
Castle Rock, CO 80104

John P. VanWinkle............................               0               -               -
1600 Indian Wells
Alamogordo, NM 88310

All Officers and Directors as a Group (seven
persons).....................................       2,375,407/1/         77.4%           63.0%

-------------------------------

/1/ Includes options to purchase 7,000 shares held by Mr. Larson's spouse which are currently exercise and options to purchase 35,000 shares each held by Ms. Collins and Mr. Weidler which are currently vested.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the three years ended March 31, 1998, there were no transactions in which the amount involved exceeded $60,000 between Eldorado and any director or executive officer or any security holder known to own more than five percent of Eldorado's stock, or any immediate family member of any of the foregoing persons except as follows:

     During the fiscal year ended March 31, 1996, proceeds from a bank loan were used to pay off the note payable of $158,000 to a relative of a shareholder. The relative of the shareholder used the payment received on the note to gift $90,485 back to the shareholder to pay off notes due to Eldorado. Additionally, the relative purchased 15,000 shares of Eldorado's common stock.

     No other related transactions are currently proposed.

                               LEGAL PROCEEDINGS

     Eldorado is not involved in any material legal proceedings.

                        HISTORY OF SECURITY PLACEMENTS

12 FOR 1 REVERSE STOCK SPLIT

     In February 1998, Eldorado's Board of Directors approved a 12 for 1 reverse stock split. This reverse stock split was submitted to shareholder vote in March 1998, and was effective on April 1, 1998.

HISTORICAL STOCK ISSUANCES

     Eldorado was formed under the laws of the State of Colorado on April 15, 1986, under the name Lexington Funding, Inc. ("Lexington"). Lexington was organized for the primary purpose of seeking selected mergers or acquisitions with a small number of business entities expected to be private companies, partnerships, or sole proprietorships. Prior to April 1987, the primary activity of Eldorado was directed to organizational efforts and obtaining initial financing. Eldorado sold 208,333 shares of its $.001 par value common stock at $1.20 per share for total proceeds of $250,000 in a public offering which closed on December 17, 1986.

     Effective April 10, 1987, Eldorado acquired all of the shares of Eldorado Artesian Springs, Inc. ("Eldorado") of Eldorado Springs, Colorado. Eldorado, a Colorado corporation, was formed in 1983. The acquisition was accomplished by the exchange of Company stock for all of the outstanding shares of Eldorado from its shareholders. Pursuant to the acquisition of Eldorado, Eldorado shareholders received an aggregate of 2,340,000 shares of Eldorado's Common Stock, representing 90% of outstanding shares of Eldorado after the acquisition. The number of Company shares of stock exchanged in the acquisition was determined through arms-length negotiations. In June 1988, Eldorado was merged into Lexington pursuant to a statutory merger, and Lexington changed its name to Eldorado Artesian Springs, Inc.

1997 PRIVATE PLACEMENT

     In April 1998, Eldorado closed on a private placement of 300,000 shares of its Common Stock at $2.75 per share to accredited investors through Mills Financial Services, Inc. under Regulation D of the Securities Act of 1933. Gross proceeds from the Private Placement were $825,000. The net proceeds of that offering of $662,000 were applied to (i) purchase of machinery and equipment ($250,000); (ii) PET distribution expenses ($150,000); (iii) working capital ($112,000) and (iv) an escrow for public offering expenses ($150,000).

                           DESCRIPTION OF SECURITIES

GENERAL

     Eldorado is authorized to issue 50,000,000 shares of Common stock, $0.001 par value. As of the date hereof, and before consummation of this offering, 2,995,495 shares of Common Stock were issued and outstanding. The outstanding Common Stock is fully paid and non-assessable.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share. No cumulative voting is required or permitted. Therefore, the holders of a majority of shares voting for the election of directors can elect all directors, and the remaining holders will not be able to elect any directors.

     Holders of Common Stock are entitled to receive such dividends, if any, as the Board of Directors may from time to time declare out of funds Eldorado has legally available for the payment of dividends. Holders of the Common Stock are entitled to share pro rata in any dividends declared. It is not anticipated that dividends will be paid in the near future. Future dividend policy will depend upon conditions existing at that time, including Eldorado's earnings and financial condition.

     Upon liquidation, dissolution or winding-up of Eldorado, Common Stock stockholders are entitled to receive pro rata all of the assets of Eldorado available for distribution to stockholders. Stockholders of

Eldorado do not have preemptive rights or other rights to subscribe for or purchase any stock, options, warrants or other securities offered by Eldorado.

The 300,000 shares issued in the private placement in 1997 have certain registration rights which provide for a single demand right of registration for the shares and additional "piggyback" rights on registration statements filed by Eldorado, including the registration statement of which this is a part.

WARRANTS

1997 Warrants

     In connection with the 1997 Private Placement, Eldorado issued to Mills Financial Services, Inc. for a price of $100.00, a warrant to purchase 250,000 shares of Common Stock at an exercise price of $11.00. The warrant will be exercisable at any time after April 22, 1999, but no later than April 22, 2003. The Warrant provides for a single demand right of registration for the shares underlying the warrant and provides for additional rights to "piggyback" the underlying shares on registration statements filed by Eldorado, including the registration statement of which this Prospectus is a part.

     In connection with the 1997 Private Placement, Eldorado issued to Mills Financial Services, Inc. for a price of $100.00, a warrant to purchase 30,000 shares of Common Stock at an exercise price of $3.30 per share. The warrant will be exercisable at any time after April 22, 1999, but no later than April 22, 2003. The Warrant provides for a single demand right of registration for the shares underlying the warrant and provides for additional rights to "piggyback" the underlying shares on registration statements filed by Eldorado, including the registration statement of which this Prospectus is a part.

Underwriter's Warrant

     Eldorado has agreed to issue for $700 an Underwriter's Warrant entitling the Underwriter to purchase Shares of Eldorado's common stock in an amount equal to ten percent (10%) of the Shares sold in this offering (not including any Shares sold pursuant to the over-allotment option), at an exercise price of one hundred twenty percent (120%) of the Public Offering price exercisable any time, in whole or in part, between the first and fifth anniversary dates of the effective date of this offering. At any time during the exercise term, the holders of a majority of these securities shall have the right to require Eldorado to prepare and file one (1) post-effective amendment to the registration statement relating to this offering, or a separate registration statement, if then required under applicable law, covering all or any portion of the securities. In addition, for a period of five (5) years after the effective date of the registration statement relating to this offering, the holders of these securities shall have unlimited "piggyback" registration rights.

TRANSFER AGENT AND WARRANT AGENT

     Corporate Stock Transfer, Inc. has been appointed registrar and transfer agent for the Common Stock and the warrant agent for the Warrants.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the offering, Eldorado will have 3,695,495 shares of Common Stock outstanding (3,800,495 if the over-allotment option is exercised in full). Of these shares, 988,091 (1,093,091 if the over-allotment option is exercised in full) will be freely tradeable without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), unless held by affiliates of Eldorado. All of the remaining 2,707,404 shares will be "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act and may only be sold in the public market if such shares are registered under the Securities Act or sold in accordance with Rule 144 promulgated thereunder.

     In general, under Rule 144 a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned his shares for one year, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the outstanding shares of Eldorado's Common Stock (approximately 36,955 shares or approximately 38,005 shares if the over-allotment option is exercised in full), or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about Eldorado. A person (or persons whose shares are aggregated) who is deemed not to be an "affiliate" or a recent "affiliate" of Eldorado and who has beneficially owned his shares for at least two (2) years, may sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information provisions referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Act, unless thereafter held by an "affiliate" of Eldorado.

     Of the 2,707,404 restricted shares currently outstanding, a total of 2,298,407 shares are held by Douglas A. Larson, Kevin M. Sipple, and Jeremy S. Martin, officers and directors of Eldorado or their affiliates. Messrs. Larson, Sipple and Martin have entered into agreements not to sell any shares for a period of six months following the date of this Prospectus (except pursuant to privately negotiated transactions or by exercise of stock options). As affiliates of Eldorado, Messrs. Larson, Sipple and Martin will be further subject to the volume limitations of Rule 144(e)(1) with respect to any such sales. Of the restricted shares outstanding, 108,997 shares were acquired from Eldorado by non-affiliates more than two (2) years prior to the date of this Prospectus. The balance of 300,000 of the restricted shares were acquired from Eldorado by non-affiliates in April 1998, and are therefore eligible for sale under Rule 144(e)(2) subject to certain volume restrictions commencing April 1999. The Underwriter has no plans, proposals, arrangements or understanding regarding waiver of the lock up agreements. Additionally, 875,000 shares of Eldorado's common stock are reserved for issuance under Eldorado's Stock Option Plan, of which 345,500 have been granted. Of the 345,500 options granted, 113,500 options are immediately exerciseable and saleable.

     Future sales of substantial amounts of Common Stock in the public market, or the availability of such shares for future sale, could impair Eldorado's ability to raise capital through an offering of securities and may adversely affect the then-prevailing market prices for Eldorado's stock.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below, for whom Mills Financial Services, Inc. is acting as the Representative, have severally agreed to purchase from Eldorado, and Eldorado has agreed to sell to the Underwriters named below, the aggregate number of shares of common stock set forth opposite their respective names in the table below at the initial offering price less the underwriting discount set forth on the cover page to this Prospectus. The shares of common stock are being sold on a firm commitment basis. The Underwriting Agreement provides, however, that the obligations of the Underwriters to pay for and accept delivery of the shares of common stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of the shares of common stock, if any are purchased.

                                                             NUMBER
     UNDERWRITERS                                           OF SHARES

Mills Financial Services, Inc.
 ........................................................     ________

          Total .....................................................
________

     The Representative has advised Eldorado that the Underwriters initially propose to offer the shares of common stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $0.35 per share. After, but not prior to, the completion of this offering, the offering price and the concession to selected dealers may be changed by the Representative. The shares of common stock are offered subject to receipt and acceptance by the Underwriters and to certain conditions, including the right to reject orders in whole or in part.

     Eldorado has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 105,000 additional shares of common stock to cover over-allotments, if any, at the same price per share as the initial 700,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     Eldorado has agreed to pay the Representative a non-accountable expense allowance of 3% of the gross proceeds received by Eldorado from the sale of the shares of common stock, of which $ 25,000 has been paid as of the date of this Prospectus. In addition to the underwriting discount and the non-accountable expense allowance, Eldorado is required to pay the costs of qualifying the shares of common stock under federal and state securities laws, together with legal and accounting fees, printing and other costs incurred by Eldorado in connection with this offering. Eldorado estimates that the total offering expenses, other than the underwriting discount and the non-accountable expense allowance, will be $194,000.

     At the closing of this offering, and subject to the terms and conditions of the Underwriting Agreement between Eldorado and the Representative, Eldorado has agreed to sell to the Representative, the Representatives Warrant for an aggregate purchase price of $700 as additional compensation in connection with this offering. The Representatives Warrant grants to the Representative the right to purchase up to 70,000 shares of common stock at a price equal to 120% of the initial public offering price. Eldorado may not redeem the Representatives Warrant under any circumstances.

     The Representatives Warrant may be exercised for a four-year period beginning one year from the date of this Prospectus. For a period of one year from the date of this Prospectus, the Representatives Warrant will be restricted from sale, transfer, assignment or hypothecation, except to officers of the Representative, other Underwriters or their officers. The Representatives Warrant will also contain anti-dilution provisions providing for appropriate adjustment of the exercise price and number of shares which may be purchased upon exercise, upon the occurrence of certain events. The Representatives Warrant also provides for a one-time demand registration right (at the expense of Eldorado), and piggy-back registration rights, each of which rights will be exercisable during the four-year period commencing one year from the date of this Prospectus and terminating five years from the date of this Prospectus.

     Eldorado has also agreed that the Representative shall have the right of first refusal for three years from the date of this Prospectus to manage, underwrite or purchase for its own account any securities sold by Eldorado or its subsidiaries or successors or, subject to certain exceptions, sold by shareholders owning more than ten percent (10%) of the outstanding common stock.

     Eldorado and each shareholder owning in excess of ten percent (10%) of the outstanding common stock, have agreed that, without the prior written consent of the Representative, they will not, with certain limited exceptions, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of common stock or any option to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or, in any manner transfer all or a portion of the economic consequences associated with ownership of the common stock, for a period of 180 days after the effective date of the registration statement of which this Prospectus is a part, other than the shares of common stock offered hereby by Eldorado.

     The Representative has previously participated in one initial public offering on a firm commitment basis. This initial public offering was completed in May 1998. Prospective purchasers should consider this limited experience in evaluating the shares of common stock offered hereby.

     In April 1998, the Representative acted as placement agent in connection with the offer and sale by Eldorado of 300,000 shares of common stock. As compensation for its service as placement agent, the Representative received (i) $82,500 in commissions, (ii) a non-accountable expense allowance of $24,750; and
(iii) an Agent Warrant to purchase 30,000 shares of Eldorado common stock at $3.30 per share, subject to adjustment under certain circumstances. In addition, on April 22, 1998, the Representative purchased from Eldorado for $100.00, a warrant to purchase 250,000 shares of common stock at $11.00 per share, subject to adjustment under certain circumstances. This warrant is exercisable at any time during the four-year period commencing on April 22, 1999 and contains certain rights of registration. Also, in connection with a Consulting Agreement dated September 10, 1997, the Representative received $25,000 on April 22, 1998 as compensation for the provision of investment banking services to Eldorado.

     Eldorado has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in connection with those liabilities. It is the opinion of the Securities and Exchange Commission that such indemnification is contrary to public policy and unenforceable.

     The foregoing is not a complete statement of the terms and conditions of the Underwriting Agreement, the Representatives Warrant or related documents. Copies of these documents are on file at the office of the Representative, Eldorado and forms of which were filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     Prior to this offering, there has been only a sporadic public market for Eldorado's common stock. Consequently, the offering price will be determined by negotiation between Eldorado and the Representative and will not necessarily bear any relationship to a price in the public market for the stock, Eldorados book value, assets, past operating results, financial condition, or other established criteria of value. Factors to be considered in determining the public offering price, which will also be used as the basis for the exercise price for the Representatives Warrant, include the nature of Eldorados business, its history and present state of development, an assessment of Eldorados recent financial results and current financial condition, Eldorados future prospects, the qualifications of the management of Eldorado, market valuations of companies engaged in the same or similar business as Eldorado, the current condition of the bottled water industry and the general condition of the securities markets and the general economy at the time of the offering.

     In connection with this offering, certain Underwriters and selected dealers may engage in transactions that stabilize, maintain or otherwise affect the market price for the common stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which such persons may bid for or purchase shares of common stock for the purpose of pegging, fixing or maintaining the price of the common shares. The Underwriters also may create a short position for the account of the Underwriters by selling more shares of common stock in connection with this offering than they are committed to purchase from Eldorado. The Underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the Representative. In addition, the Representative, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the other Underwriters whereby it may reclaim from an Underwriter (or selected dealer) for the account of the other Underwriters, the selling concession with respect to shares of common stock that are distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, may be discontinued at any time.

     The Representative has advised Eldorado that the Underwriters (and any selected dealers) do not expect to sell any common stock to any accounts over which they have discretionary authority.

     The Representative does not intend to make a market in the common stock after the conclusion of this offering. There can be no assurance that a public market of depth and liquidity will develop after the conclusion of this offering or, if developed, will be maintained.

     Shareholders owning in excess of 10% of Eldorado common stock have entered into Lock-up Agreements in which they agreed not to sell or grant any option for sale or otherwise dispose of, directly or indirectly, any shares of common stock for a period of six months after the date this offering consummates, without the prior written consent of the underwriter. This Lock-up Agreement does not apply to the shares of common stock Eldorado will sell to the underwriter in this offering or to the grant of options to purchase shares of common stock under Eldorado's Stock Option Plan, or the issuance of shares under these options.

     The foregoing does not purport to be a complete statement of the terms and conditions of the Underwriting Agreement and related documents, copies of which are on file at the offices of the underwriter, Eldorado and the Securities and Exchange Commission.

     Prior to this offering, there has been a sporadic public market for Eldorado's common stock. Consequently, the offering price has been determined through negotiation between Eldorado and the underwriter. The price was based on a number of factors, including, but not limited to: estimates of the business potential and earnings prospects of Eldorado, the present state of Eldorado's development, an assessment of Eldorado's management, the consideration of these factors in relation to market valuations of companies engaged in the same or similar business, and the current condition of the bottled water industry and the economy as a whole.

     The underwriter has advised Eldorado that the underwriter does not intend to confirm sales to any account over which it exercises discretionary authority without the prior, specific written approval of the customer.


                  COMMISSION POSITION ON INDEMNIFICATION FOR
                          SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to its bylaws, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 LEGAL MATTERS

     The legality of the shares offered hereby will be passed upon for Eldorado by Chrisman, Bynum & Johnson, P.C. Certain legal matters will be passed upon for the Underwriter by Peter B. Shaeffer, Esq.

                                 EXPERTS

     The financial statements of Eldorado as of March 31, 1998 and the years ended March 31, 1998 and 1997 have been included herein in reliance upon the report of Ehrhardt Keefe Steiner & Hottman, P.C., independent certified public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. With respect to the unaudited interim financial information for the six months ended September 30, 1998 and 1997, the independent certified public accountants, have not reviewed or audited such financial information and have not expressed an opinion or any other form of assurance with respect to such financial information.

                            ADDITIONAL INFORMATION

     Eldorado is subject to the reporting requirements of the Securities Exchange Act of 1934 and files quarterly and annual reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Eldorado intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as Eldorado deems appropriate or as may be required by law. You may read and copy any materials Eldorado files with the Commission at the Commissions Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of the site is http://www.sec.gov. Eldorado maintains an Internet site at http://www.eldoradosprings.com.

     Eldorado has filed a Registration Statement on Form SB-2 with the Office of the Commission in accordance with the provisions of the Securities Act with respect to the offered securities. This prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to Eldorado and the offered securities, refer to the Registration Statement and the accompanying exhibits. Statements in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, you should refer to the copy of the document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits may be inspected, without charge at, or copies thereof obtained at prescribed rates from, the Public Reference Section of the Commission at Room 1024 at its principal office, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549; or the Public Reference Section of the Midwest Regional Office at Room 1400, 500 West Madison Avenue, Chicago, Illinois 60661-251 1.

                        ELDORADO ARTESIAN SPRINGS, INC.



                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------

                                            Page
                                            -----

Independent Auditors' Report..............  F - 2

Financial Statements

       Balance Sheets.....................  F - 3

       Statements of Operations...........  F - 4

       Statement of Stockholders' Equity..  F - 5

       Statements of Cash Flows...........  F - 6

Notes to Financial Statements.............  F - 8


                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Eldorado Artesian Springs, Inc.
Eldorado Springs, Colorado


We have audited the accompanying balance sheet of Eldorado Artesian Springs, Inc. as of March 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the years ended March 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eldorado Artesian Springs, Inc. at March 31, 1998, and the results of its operations and its cash flows for the years ended March 31, 1998 and 1997 in conformity with generally accepted accounting principles.



                                            Ehrhardt Keefe Steiner & Hottman PC

May 8, 1998 (except for Note 7
as to which the date is May 19, 1998)
Denver, Colorado

                        ELDORADO ARTESIAN SPRINGS, INC.

                                 Balance Sheets


                                                                               March 31,              September 30,
                                                                                  1998                    1998
                                                                         ----------------------  -----------------------
                                                                                                        (Unaudited)
                                                       ASSETS
Current assets (Notes 3 and 4)
  Cash                                                                               $   70,166              $  322,611
  Accounts receivable (Note 2)
     Trade - net                                                                        498,320                 590,469
     Other                                                                                5,506                   7,361
  Inventories                                                                           122,701                 128,992
  Prepaid expenses and other                                                             48,313                  16,080
  Deferred income taxes (Note 5)                                                         16,829                   4,633
                                                                                     ----------              ----------
       Total current assets                                                             761,835               1,070,146
                                                                                     ----------              ----------

Property, plant and equipment - net (Notes 2, 3 and 4)                                1,525,370               1,802,353
                                                                                     ----------              ----------

Other assets (Notes 3 and 4)
  Water rights  net (Note 2)                                                            114,618                 112,374
  Restricted cash                                                                             -                 125,000
  Deferred offering costs                                                                     -                  25,499
  Other                                                                                  54,898                  54,898
                                                                                     ----------              ----------
       Total other assets                                                               169,516                 317,771
                                                                                     ----------              ----------

                                                                                     $2,456,721              $3,190,270
                                                                                     ==========              ==========

                                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable                                                                   $  129,747              $  124,885
  Accrued expenses (Note 2)                                                              79,130                  67,760
  Line-of-credit (Note 4)                                                                40,000                       -
  Deposits                                                                               49,178                  45,407
  Current maturities of long-term debt (Note 3)                                         123,005                 162,755
                                                                                     ----------              ----------
       Total current liabilities                                                        421,060                 400,807

Long-term liabilities
  Long-term debt (Note 3)                                                             1,431,820               1,439,908
  Deferred income taxes (Note 5)                                                         52,921                  47,011
                                                                                     ----------              ----------
       Total liabilities                                                              1,905,801               1,887,726
                                                                                     ----------              ----------

Commitments (Notes 3, 4 and 6)

Stockholders' equity (Note 7)
  Common stock, par value $.001 per share; 50,000,000 shares authorized; 2,695,495 (March 31, 1998) and 2,995,495 (September 30,
   1998) issued and outstanding                                                           2,695                   2,995


  Additional paid-in capital                                                            294,875                 984,656
  Retained earnings                                                                     253,350                 314,893
                                                                                     ----------              ----------
                                                                                        550,920               1,302,544
                                                                                     ----------              ----------

                                                                                     $2,456,721              $3,190,270
                                                                                     ==========              ==========

                      See notes to financial statements.

                        ELDORADO ARTESIAN SPRINGS, INC.

                            STATEMENTS OF OPERATIONS


                                                   Years Ended                      For the Six Months Ended
                                                    March 31,                            September 30,
                                       ------------------------------------  --------------------------------------
                                             1998               1997               1998                1997
                                       -----------------  -----------------  -----------------  -------------------
                                                                                          (Unaudited)
Revenue
  Water and related                          $3,211,807         $2,521,642         $1,913,422           $1,587,893
  Rentals                                        49,288             47,460             83,030               68,388
  Pool                                           68,349             75,419             23,350               30,890
                                             ----------         ----------         ----------           ----------

  Net revenue                                 3,329,444          2,644,521          2,019,802            1,687,171

Cost of goods sold exclusive of
 depreciation and amortization                  501,288            415,263            285,044              259,391
                                             ----------         ----------         ----------           ----------

Gross profit                                  2,828,156          2,229,258          1,734,758            1,427,780
                                             ----------         ----------         ----------           ----------

Operating expenses
  Salaries and related                        1,310,303            987,703            788,242              658,655
  Administrative and general                    557,892            437,375            365,706              229,806
  Selling and delivery                          422,462            288,681            277,043              196,629
  Depreciation and amortization                 277,914            217,977            160,377              113,956
                                             ----------         ----------         ----------           ----------
                                              2,568,571          1,931,736          1,591,368            1,199,046
                                             ----------         ----------         ----------           ----------

Operating income                                259,585            297,522            143,390              228,734
                                             ----------         ----------         ----------           ----------

Other income (expense)
  Interest income                                 3,720              1,000              9,994                2,967
  Interest expense                             (142,803)          (111,308)           (73,995)             (70,781)
  Loss on sale of assets                         (2,871)                 -                  -                    -
                                             ----------         ----------         ----------           ----------
                                               (141,954)          (110,308)           (64,001)             (67,814)
                                             ----------         ----------         ----------           ----------
Income before income taxes                      117,631            187,214             79,389              160,920
                                             ----------         ----------         ----------           ----------

Provision for income taxes (Note 5)              34,403             63,062             17,846               32,548
                                             ----------         ----------         ----------           ----------

Net income and comprehensive income          $   83,228         $  124,152         $   61,543           $  128,372
                                             ==========         ==========         ==========           ==========


Basic and diluted earnings per share              $0.03              $0.05              $0.02                $0.05
                                             ==========         ==========         ==========           ==========

Weighted average number of shares
 outstanding                                  2,695,495          2,695,495          2,961,069            2,695,495
                                             ==========         ==========         ==========           ==========

                       See notes to financial statements.

                        ELDORADO ARTESIAN SPRINGS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                      YEARS ENDED MARCH 31, 1998 AND 1997




                                       Common Stock              Additional
                             --------------------------------      Paid-in          Retained
                                 Shares           Amount           Capital          Earnings           Total
                             ---------------  ---------------  ---------------  ----------------  ---------------

Balance - March 31, 1997           2,695,495            2,695          294,875           170,122          467,692

Net income for the year                    -                -                -            83,228           83,228
                                   ---------           ------         --------          --------       ----------

Balance - March 31, 1998           2,695,495            2,695          294,875           253,350          550,920
                                   ---------           ------         --------          --------       ----------

Sale of common stock (Note
 7)                                  300,000              300          689,781                 -          690,081


Net income for the period
 April 1, 1998 to
 September 30, 1998
 (unaudited)                               -                -                -            61,543           61,543
                                   ---------           ------         --------          --------       ----------



Balance - September 30,
 1998 (unaudited)                  2,995,495           $2,995         $984,656          $314,893       $1,302,544
                                   =========           ======         ========          ========       ==========

                      See notes to financial statements.

                        ELDORADO ARTESIAN SPRINGS, INC.

                            STATEMENTS OF CASH FLOWS


                                                             Years Ended                     For the Six Months Ended
                                                              March 31,                           September 30,
                                                 ------------------------------------  ------------------------------------
                                                        1998               1997              1998               1997
                                                 ------------------  ----------------  -----------------  -----------------
                                                                                                   (Unaudited)
Cash flows from operating activities
 Net income                                            $    83,228         $ 124,152          $  61,543        $   128,372
                                                       -----------         ---------          ---------        -----------
 Adjustments to reconcile net income to net
  cash provided by operating activities -
   Depreciation and amortization                           277,914           217,977            160,377            113,956
   Loss on sale of asset                                     2,871                 -                  -                  -
   Deferred income taxes                                    14,720            16,929              6,286                  -
   Changes in certain assets and liabilities -
     Accounts receivable                                  (221,480)          (42,994)           (94,004)          (165,356)
     Inventories                                           (30,153)            3,662             (6,291)           (31,058)
     Prepaid expenses and other                            (37,420)            5,890             32,233              1,126
     Accounts payable                                       31,944            44,205             (4,862)            34,073
     Accrued expenses                                      (10,765)            8,942            (11,370)           (27,347)
     Deposits                                               15,620             9,695             (3,771)            (2,524)
                                                       -----------         ---------          ---------        -----------
                                                            43,251           264,306             78,598            (77,130)
                                                       -----------         ---------          ---------        -----------
       Net cash provided by operating
        activities                                         126,479           388,458            140,141             51,242
                                                       -----------         ---------          ---------        -----------

Cash flows from investing activities
 Purchase of property, plant and equipment                (535,578)         (176,207)          (330,041)          (236,327)
 Proceeds from sale of asset                                 2,750                 -                  -                  -
                                                       -----------         ---------          ---------        -----------
       Net cash flows used in investing
        activities                                        (532,828)         (176,207)          (330,041)          (236,327)
                                                       -----------         ---------          ---------        -----------

Cash flows from financing activities
 Net proceeds from line-of-credit                           40,000                 -                  -                  -
 Proceeds from additions to long-term debt               1,500,000                 -                  -          1,500,000
 Loan fees and origination cost                            (19,776)                -                  -            (18,196)
   Payments on line-of-credit                                    -                 -            (40,000)                 -
 Payments on long-term debt                             (1,288,474)          (56,775)           (57,237)        (1,232,830)
   Proceeds from sale of common stock                            -                 -            825,000                  -
   Costs related to issuance of common stock                     -                 -           (134,919)                 -
   Deferred offering cost                                        -                 -            (25,499)                 -
   Restricted cash                                               -                 -           (125,000)                 -
                                                       -----------         ---------          ---------        -----------
   Net cash flows provided by (used in)
    financing activities                               -----------         ---------          ---------        -----------
                                                           231,750           (56,775)           442,345            248,974
                                                       -----------         ---------          ---------        -----------

Net (decrease) increase in cash                           (174,599)          155,476            252,445             63,889

Cash - beginning of year                                   244,765            89,289             70,166            244,765
                                                       -----------         ---------          ---------        -----------

Cash - end of year                                     $    70,166         $ 244,765          $ 322,611        $   308,654
                                                       ===========         =========          =========        ===========


Continued on next page.

                      See notes to financial statements.

                        ELDORADO ARTESIAN SPRINGS, INC.

                            STATEMENTS OF CASH FLOWS


Continued from previous page.

Supplemental disclosures of cash flow information:
     Cash paid during the year for interest was $142,803 and $111,308 (March 31, 1998 and 1997, respectively) and $73,995 and $70,781 (September 30, 1998 and 1997, respectively).
     Cash paid during the year for income taxes was $33,844 and $44,445 (March
      31, 1998 and 1997, respectively) and $14,011 and $10,132 (September 30,
      1998 and 1997, respectively).

Supplemental disclosure of noncash investing activity:
     During the year ended March 31, 1998 and six months ended September 30, 1998, equipment was acquired through a capital lease for $41,050 and $105,075, respectively.


                      See notes to financial statements.

                        ELDORADO ARTESIAN SPRINGS, INC.

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------

Organization
------------

Eldorado Artesian Springs Inc. (the "Company") is a Colorado corporation which primarily sells bottled artesian spring water and rents water dispensers. The Company also rents housing, and during the summer months, it operates a natural artesian spring pool. The Company grants credit to its customers, substantially all of whom are located in Colorado.

Interim Financial Statements
----------------------------

In the opinion of the Company's management, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company at September 30, 1998 and the results of its operations and changes in cash flows for the six months ended September 30, 1997 and 1998. The results of operations for the six months ended September 30, 1998 are not necessarily indicative of the results to be expected for the full year.

Inventories
-----------

Inventories consist primarily of water bottles and packaging and are stated at the lower of cost or market, on a first-in, first-out basis.

Property, Plant and Equipment
-----------------------------

Property, plant and equipment are stated at cost. Machinery, equipment, furniture and fixtures are depreciated using various methods over their estimated useful lives which range from three to seven years. Buildings and improvements are depreciated using the straight-line method over their estimated useful lives which range from fifteen to thirty-nine years.

Other Assets
------------

Other assets consisting of water rights, customer list, loan fees, slotting fees and plate costs are carried at cost and are being amortized on the straight-line basis over five to forty years.

Deposits
--------

Deposits consist primarily of deposits on bottles.

Deferred Offering Costs
-----------------------

Deferred offering costs represent amounts paid in connection with a future stock offering. Such amounts are capitalized upon a successful offering or expensed if the offer is never consummated.

                        ELDORADO ARTESIAN SPRINGS, INC.

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------------------------------------------

Revenue and Expense
-------------------

Revenue is recognized on the sale of its products as customer shipments are made. Returns are recognized when the product is received. Rental revenue is recognized on a monthly basis upon commencement of the lease agreement.

Basic Earnings Per Share
------------------------

During the year ended March 31, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS No. 128). SFAS 128 established new definitions for calculating and disclosing basic and diluted earnings per share. Basic earnings per share is based upon the weighted average number of shares outstanding as defined in SFAS 128. No diluted earnings per share is presented as no there are no potential dilutive common shares.

Reclassifications
-----------------

Certain amounts for the year ended March 31, 1997 and six months ended September 30, 1997, have been reclassified to conform with the 1998 presentation.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
-----------------------------------

The carrying amounts of financial instruments including cash, accounts receivable, line-of-credit, accounts payable, deposits and accrued expenses approximated fair value as of March 31, 1998 and September 30, 1998 because of the relatively short maturity of these instruments.

Due to rates currently available to the Company for debt which are similar to terms on the remaining maturities, the fair value of existing debt approximates carrying value.

Advertising Costs
-----------------

Advertising costs are expensed as incurred.

                        ELDORADO ARTESIAN SPRINGS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SELECTED BALANCE SHEET INFORMATION
-------------------------------------------

                                                                     March 31,            September 30,
                                                                        1998                   1998
                                                                --------------------  ----------------------
                                                                                           (Unaudited)
Accounts receivable
  Trade                                                                 $   508,320             $   600,469
  Less allowance for doubtful accounts                                      (10,000)                (10,000)
                                                                        -----------             -----------

                                                                        $   498,320             $   590,469
                                                                        ===========             ===========

Property, plant and equipment
  Land                                                                  $   225,194             $   225,194
  Buildings and improvements                                              1,101,748               1,140,020
  Machinery and equipment                                                 1,706,460               2,042,658
  Vehicles                                                                   19,831                  19,831
  Office furniture and fixtures                                              84,250                 141,995
                                                                        -----------             -----------
                                                                          3,137,483               3,569,698
  Less accumulated depreciation                                          (1,612,113)             (1,767,345)
                                                                        -----------             -----------

                                                                        $ 1,525,370             $ 1,802,353
                                                                        ===========             ===========

Other assets
  Water rights                                                          $   179,500             $   179,500
  Less accumulated amortization                                             (64,882)                (67,126)
                                                                        -----------             -----------

                                                                        $   114,618             $   112,374
                                                                        ===========             ===========


Accrued expenses
  Property taxes                                                        $    20,973             $     8,978
  Sales tax                                                                   9,408                  10,380
  Income taxes                                                               16,597                   2,586
  Payroll and payroll taxes                                                  32,152                  45,816
                                                                        -----------             -----------

                                                                        $    79,130             $    67,760
                                                                        ===========             ===========

                        ELDORADO ARTESIAN SPRINGS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 3 - LONG-TERM DEBT
-----------------------

Note Payable to Bank                                                 March 31,          September 30,
--------------------                                                   1998                  1998
                                                                -------------------  --------------------
                                                                                         (Unaudited)
Note payable to bank due June 20, 2012, interest at bank
 prime plus .5% (9% at March 31, 1998 and September 30,
 1998).  Monthly principal and interest payments of $12,244
 with all unpaid principal and interest due at maturity.
 Collateralized by substantially all assets of the Company
 and assignment of rents.                                                $1,167,692           $1,150,838

Note payable to bank due June 20, 2002, interest at 9.75%,
 monthly principal and interest payments of $6,346 with all
 unpaid principal and interest due at maturity.
 Collateralized by substantially all assets of the Company
 and assignment of rents.                                                   263,797              238,109

Capital Lease
-------------

Capital lease for equipment.  Monthly minimum lease payments
 of $3,159, due April 1, 2002.                                               82,286              119,275

Capital lease for equipment.  Monthly minimum lease payments
 of $3,274, due April 25, 2001.                                              41,050               94,440
                                                                         ----------           ----------

                                                                         $1,554,825           $1,602,662
                                                                         ==========           ==========



The cost of equipment under capital lease at March 31, 1998 and September 30, 1998 was $143,305 and $190,060 with accumulated depreciation of $25,404 and $35,443, respectively.

                        ELDORADO ARTESIAN SPRINGS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 3 - LONG-TERM DEBT (CONTINUED)
-----------------------------------

Future maturities of long-term debt:

                                                                        Capital
                                                     Notes
Year Ending March 31, 1998                          Payable              Leases              Total
--------------------------                     ------------------  ------------------  ------------------
            1999                                          $96,448             $38,803            $135,251

            2000                                          103,756              40,157             143,913

            2001                                          114,122              40,157             154,279

            2002                                          125,525              25,263             150,788

            2003                                           79,087              15,286              94,373

            Thereafter                                    912,551                   -             912,551
                                                          -------             -------             -------

                                                        1,431,489             159,666           1,591,155

            Less amount representing interest
                                                                -             (36,330)            (36,330)
                                                          -------             -------             -------


            Total principal                             1,431,489             123,336           1,554,825

            Less current portion                          (96,448)            (26,557)           (123,005)
                                                          -------             -------            --------

                                                       $1,335,041             $96,779          $1,431,820
                                                       ==========             =======          ==========


NOTE 4 - LINE-OF-CREDIT
-----------------------

The Company entered into an agreement with a bank for a line-of-credit of $100,000 due June 20, 1998. The interest rate is calculated at prime plus 1% which was 9.5% at March 31, 1998. Interest is payable monthly and the line is collateralized by substantially all of the assets of the Company. The outstanding balance at March 31, 1998 and September 30, 1998 was $40,000 and $0, respectively.


NOTE 5 - INCOME TAXES
---------------------

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

                        ELDORADO ARTESIAN SPRINGS, INC.

                         NOTES TO FINANCIAL STATEMENTS


NOTE 5 - INCOME TAXES (CONTINUED)
---------------------------------


The net current and long-term deferred tax in the accompanying balance sheet includes the following deferred tax assets and liabilities.


                                                                   March 31,            September 30,
                                                                     1998                   1998
                                                             ---------------------  ---------------------
                                                                                         (Unaudited)
Current deferred tax asset
                                                             $              16,829  $               4,633
Current deferred tax liability                                                   -                      -
                                                             ---------------------  ---------------------
Net current deferred tax asset                               $              16,829  $               4,633
                                                             =====================  =====================
Long-term deferred tax asset                                 $                   -  $                   -
Long-term deferred tax liability                                            52,921                 47,011
                                                             ---------------------  ---------------------
Net long-term deferred tax liability                         $              52,921  $              47,011
                                                             =====================  =====================


The provision for income taxes is summarized as follows:



                                                 For the Years Ended           For the Six Months Ended
                                                      March 31,                      September 30,
                                           --------------------------------  --------------------------------
                                                1998             1997             1998             1997
                                           ---------------  ---------------  ---------------  ---------------
                                                                                       (Unaudited)
  Current
                                                   $19,683          $46,133          $11,559          $22,784
  Deferred
                                                    14,720           16,929            6,287            9,764
                                                    ------           ------            -----            -----
      Total
                                                   $34,403          $63,062          $17,846          $32,548
                                                   =======          =======          =======          =======

                        ELDORADO ARTESIAN SPRINGS, INC.

                         NOTES TO FINANCIAL STATEMENTS


NOTE 5 - INCOME TAXES (CONTINUED)
---------------------------------


The following is a reconciliation of income taxes at the Federal Statutory rate with income taxes recorded by the Company.


                                                 For the Years Ended           For the Six Months Ended
                                                      March 31,                      September 30,
                                           --------------------------------  --------------------------------
                                                1998              1997             1998             1997
                                           ---------------  ---------------  ---------------  ---------------
                                                                                       (Unaudited)
Computed income taxes at statutory rate
 - net of surtax
                                                   $31,503          $57,862          $15,246          $27,248

State income taxes, net of Federal
 income tax benefit and other                        2,900            5,200            2,600            5,300
                                                     -----            -----            -----            -----

                                                   $34,403          $63,062          $17,846          $32,548
                                                   =======          =======          =======          =======



Income tax amounts for unaudited periods are calculated using estimates based on projected year end income.

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax credit carryforwards. Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities are as follows:


                                                                     March 31,          September 30,
                                                                       1998                 1998
                                                                -------------------  -------------------
                                                                                         (Unaudited)
  Differences related to fixed assets
                                                                           $(43,366)             $(50,891)
  Differences related to other assets
                                                                             (9,555)               (8,316)
  Allowance for doubtful accounts
                                                                              3,633                3,633

  Alternative minimum tax and ITC credit carryforward
                                                                             13,196               13,196
                                                                             ------               ------

                                                                           $(36,092)             $(42,378)
                                                                           ========              ========

                        ELDORADO ARTESIAN SPRINGS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 6 - COMMITMENTS
--------------------

The Company has various long-term leases for delivery trucks and equipment. The following is a schedule by year of future minimum lease payments as of March 31, 1998.



                                                                   March 31
Year Ending March 31,                                                1998
---------------------                                        ---------------------
            1999                                                          $131,739

            2000                                                           112,314

            2001                                                            63,668

            2002                                                            38,086

            2003                                                             8,268

            Thereafter                                                           -
                                                             ---------------------
                                                                          $354,075
                                                             =====================


Total rental expense for the years ended March 31, 1998 and 1997 was $133,948 and $96,800, respectively. Total rent expense for the six months ended September 30, 1998 and 1997 was $81,984 and $60,987, respectively.


NOTE 7  STOCKHOLDERS' EQUITY
----------------------------

Reverse Stock Split
-------------------

On April 1, 1998, the Company filed with the state to amend its articles of incorporation to reflect a 12 to 1 reverse stock split that was previously approved by a vote of the shareholders. Accordingly, all weighted average share and per share information throughout the financial statements has been restated for periods prior to the reverse split.

Private Placement
-----------------

On April 22, 1998, the Company completed a private placement of 300,000 shares of common stock at $2.75 per share. The Company received proceeds net of offering costs of approximately $690,000 from the private placement of which $150,000 was placed in a joint account with the placement agent for a potential secondary public offering.

In connection with the private placement, the Company issued a warrant to purchase 30,000 and 250,000 shares of common stock at $3.30 and $11.00 per share, respectively. The warrants will be exercisable at any time after April 22, 1999, but no later than April 22, 2003.

                        ELDORADO ARTESIAN SPRINGS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 7  STOCKHOLDERS' EQUITY (CONTINUED)
----------------------------------------

Stock Option Plan
-----------------

On May 19, 1998, the Company registered 875,000 shares of common stock of the Company pursuant to the 1997 stock option plan (the Plan). The Plan provides for the grant of stock options to employees, directors and consultants of the Company. From time to time, the board may grant options to advance the interest of the Company.

As of September 30, 1998, 345,500 options were issued to employees. 113,500 of these shares were granted to employees that vest immediately. Such options expire on September 10, 2007. Of the remaining 232,000 shares, 31,200 vest in 1999, 34,400 in 2000, 37,600 in 2001, 41,800 in 2002, 45,000 in 2003, 13,000 in
2004, 14,000 in 2005 and 15,000 in 2006. All of the options were issued with an option price of $2.75 per share, fair market value at the date of grant. Options will terminate no later than the expiration of ten years from the date of the grant, subject to earlier termination due to termination of service. The Plan will terminate by its terms on September 10, 2007, and also may be terminated at any time by the exercise of all outstanding options.

================================================================================
NO DEALER, SALES PERSON OR ANY OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING. YOU MAY NOT RELY ON SUCH INFORMATION OR REPRESENTATIONS AS HAVING BEEN GIVEN OR MADE BY ELDORADO OR ANY UNDERWRITER. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SOLICITATION IS NOT PERMITTED. DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE SECURITIES IS NOT AN INDICATION THAT ELDORADO'S BUSINESS HAS NOT CHANGED SINCE THE DATE OF THIS PROSPECTUS OR THAT INFORMATION IN THE PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS.

                                ---------------
                               TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----
Prospectus Summary............................................................ 5
  Eldorado Artesian Springs................................................... 5
  The Offering................................................................ 5
  Summary Financial and Operating
   Information................................................................ 6
Risk Factors.................................................................. 7
Use of Proceeds...............................................................13
Dividend Policy...............................................................13
Determination of the Offering Price...........................................14
Dilution......................................................................14
Capitalization................................................................15
Management Discussion and Analysis of
  Results of Operations and Financial
  Condition...................................................................16
Eldorado and its Business.....................................................19
Management....................................................................26
Principal Stockholders........................................................29
Certain Transactions and Related
  Transactions................................................................29
Legal Proceedings.............................................................29
History of Securities Placements..............................................29
Description of Securities.....................................................30
Shares Eligible for Future Sale...............................................31
Underwriting..................................................................33
Commission Position on Indemnification for
  Securities Act Liabilities..................................................35
Legal Matters.................................................................35
Experts.......................................................................35
Additional Information........................................................36
Index to Financial Statements................................................F-1

                                ---------------

DEALER PROSPECTUS DELIVERY OBLIGATION UNTIL ______, 1998, ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS AS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


================================================================================



================================================================================


                                700,000 SHARES
                                      OF
                                 COMMON STOCK







                               ELDORADO ARTESIAN
                                 SPRINGS, INC.





                               ----------------
                                  PROSPECTUS
                               ----------------





                        MILLS FINANCIAL SERVICES, INC.



                                 _______, 1998


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Articles of Incorporation and Bylaws of Eldorado provide that Eldorado shall indemnify to the fullest extent permitted by Colorado law any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, by reason of the fact that he or she is or was a director or officer of Eldorado or is or was serving at the request of Eldorado in any capacity and in any other corporation, partnership, joint venture, trust or other enterprise. The Colorado Business Corporation Act (the "Colorado Act") permits Eldorado to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if the officer or director acted in good faith and in a manner he or she reasonably believed to be in the best interests of Eldorado or, if such officer or director was not acting in an official capacity for Eldorado, he or she reasonably believed the conduct was not opposed to the best interests of Eldorado. Indemnification is mandatory if the officer or director was wholly successful, on the merits or otherwise, in defending such proceeding. Such indemnification (other than as ordered by a court) shall be made by Eldorado only upon a determination that indemnification is proper in the circumstances because the individual met the applicable standard of conduct. Advances for such indemnification may be made pending such determination. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors or of a committee of at least two disinterested directors, or by independent legal counsel or by the shareholders.

     In addition, the Articles of Incorporation provide for the elimination, to the extent permitted by Colorado law, of personal liability of directors to Eldorado and its shareholders for monetary damages for breach of fiduciary duty as directors. The Colorado Act provides for the elimination of personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to Eldorado, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct, liability based on payments of improper dividends, liability based on violations of state securities laws, and liability for acts occurring prior to the date such provision was added.

     Eldorado is currently obtaining quotes on directors and officers liability insurance.

     See the second and third paragraphs of Item 28 below for information regarding the position of the Securities and Exchange Commission with respect to the effect of any indemnification for liabilities arising under the Securities Act.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated costs and expenses to be borne by Eldorado in connection with the offering described in the Registration Statement, other than underwriting Commissions and discounts.



        Registration Fee...........................................  $  1,342
        National Association of Securities Dealers, Inc. Fee.......       750
        Non-Accountable Expense Allowance..........................   126,000
        Legal Fees and Expenses....................................    75,000
        Accounting Fees and Expenses...............................    40,000
        Printing and Engraving Expenses............................    50,000
        Blue Sky Fees and Expenses.................................    15,000
        Transfer Agent's and Registrar' s Fees.....................     1,000
        Market Listing Fees........................................    10,000
        Miscellaneous                                                     908
                                                                      -------
         Total.....................................................   320,000
                                                                      =======

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

    The Registrant sold the following unregistered securities during the past three years.

(1) On April 22, 1998, Eldorado sold 300,000 shares of its Common Stock to accredited investors through Mills Financial Services, Inc. for the aggregate offering price of $825,000. Eldorado believes such transaction was private in nature and was exempt from the registration requirements of
    Section 5 of the Securities Act of 1933 (the "Securities Act") by virtue of the exemption contained in Section 4(2) of the Securities Act and Rules 505 and 506 of Regulation D.

ITEM 27. EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION OF EXHIBIT
                         ----------------------

 1.1  Form of Underwriting Agreement between Eldorado and the Underwriter.
 1.2  Form of warrant to be issued to the Underwriter.*
 3.1  Articles of Incorporation, as amended, incorporated by reference to
      Exhibit 3.1 filed with Eldorado's Form 10-KSB for the fiscal year ended March 31, 1998
 3.2 Bylaws of Eldorado, incorporated by reference to Exhibit No. 3 to the Registration Statement (No. 33-6738-D)
 4.1  Form of certificate for shares of Common Stock.*
 5.1  Opinion of Chrisman, Bynum & Johnson, P.C.
10.1  Eldorado Artesian Springs, Inc. 1997 Stock Option Plan
10.2 Promissory Note with First National Bank of Boulder County dated June 27, 1997
10.3 Deed of Trust to secure a loan from First National Bank of Boulder County dated June 27, 1997
23.1  Consent of Ehrhart Keefe Steiner & Hottman PC
23.2 Consent of Chrisman, Bynum & Johnson, P.C. (included in its opinion filed as Exhibit 5.1)
24.1  Power of Attorney (included in signature page of original filing)

_________________________
*To be filed by amendment

ITEM 28. UNDERTAKINGS.

   The undersigned small business issuer will provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned small business issuer will:

   (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer pursuant to Rule 424(b)(1), or
   (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

   (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                  SIGNATURES


   In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder State of Colorado, on the 1st day of December, 1998.

                               ELDORADO ARTESIAN SPRINGS, INC.

                               By: /s/ Douglas A. Larson
                                   -------------------------------------------
                                   Douglas A. Larson, Chief Executive Officer
                                   (Principal Executive Officer)

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Douglas A. Larson his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all his said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name                       Title                                 Date
----                       -----                                 ----

/s/ Douglas A. Larson    President, Chief Executive Officer,    December 1, 1998
-----------------------  Director
Douglas A. Larson

/s/ Kevin M. Sipple      Vice President  and Secretary          December 1, 1998
-----------------------  Director
Kevin M. Sipple

/s/ Jeremy S. Martin     Vice President, Director               December 1, 1998
-----------------------
Jeremy S. Martin

/s/ Cathleen M. Collins  Chief Financial Officer (Principal
-----------------------  Financial Officer)                     December 1, 1998
Cathleen M. Collins

                         Director                               December _, 1998
-----------------------
George V. Schmitt

                         Director                               December _, 1998
-----------------------
Don P. VanWinkle